Filed Pursuant to Rule 424(b)(2)
Registration No. 333-132722
PROSPECTUS

MEDCLEAN TECHNOLOGIES, INC.

This Prospectus relates to the resale by selling stockholders listed elsewhere in this Prospectus of 57,925,446 shares of the Common Stock (par value $0.0001 per share) of MedClean Technologies, Inc. (‘‘MTI’’ or the ‘‘Company’’). The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions. Of these shares offered:

•	22,985,583 shares are presently issued and outstanding (a total of 561,542,968 shares being issued and outstanding);
•	2,171,950 shares are issuable upon exercise of warrants issued to certain former investors in the Company’s former subsidiary, Aduromed Corporation;
•	8,862,274 shares are issuable upon exercise of options granted to employees of the Company’s former subsidiary Aduromed Corporation;
•	21,701,253 shares to be issued upon exercise of common stock purchase warrants issued to former holders of the Company’s Series A and Series B Preferred Stock;
•	2,204,386 shares are issuable upon exercise of the Company’s Placement Agent's Warrants.
This Prospectus also relates to the resale by selling holders listed elsewhere in this Prospectus of the following additional securities of the Company:
•	21,701,253 common stock purchase warrants of the Company exercisable for the purchase of 21,701,253 shares of its Common Stock.

AN INVESTMENT IN ANY OF THE SECURITIES TO WHICH THIS PROSPECTUS RELATES INCLUDES A HIGH DEGREE OF RISK. SEE ‘‘RISK FACTORS’’ BEGINNING ON PAGE 5. IN DECIDING TO INVEST IN ANY OF THESE SECURITIES OR TO EXERCISE ANY OF THE COMPANY'S OPTIONS OR WARRANTS TO PURCHASE SHARES OF COMMON STOCK TO WHICH THIS REGISTRATION STATEMENT RELATES, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THIS INFORMATION.

The Company will not receive any proceeds from the sale of the shares by the selling security holders. However, it will receive proceeds in the amount of $2,243,289 assuming the exercise of all of the warrants and options held by the selling holders, subject to certain of the warrants being exercised under a ‘‘cashless exercise’’ right.

The Company’s Common Stock is traded on the over-the-counter electronic bulletin board. Its trading symbol is MCLN.OB. On September 11, 2009, the closing price as reported was $0.002.

MTI’s ‘‘promoters’’ or their ‘‘affiliates’’ and their transferees, within the meaning of the Securities Act of 1933 (‘‘Act’’), both before and after the merger of MTI with Aduromed Corporation on January 23, 2006, are, and the other selling security holders listed in this Prospectus and any participating broker-dealers may be, deemed to be ‘‘underwriters’’ within the meaning of the Act. Any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Act. Regardless of technical compliance with Rule 144 under the Act, because MTI was a ‘‘shell’’ prior to the merger, Rule 144 will be unavailable to its promoters and affiliates. The selling security holders have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their securities.

Brokers or dealers effecting transaction in the securities should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. ONLY RESIDENTS OF STATES IN WHICH WE HAVE QUALIFIED THE WARRANTS AND THE UNDERLYING SHARES OF COMMON STOCK MAY EXERCISE THEIR WARRANTS OR PURCHASE OUR COMMON STOCK OR WARRANTS UNDER THIS PROSPECTUS. WHEN YOU EXERCISE THE WARRANTS, YOU WILL HAVE TO PROVIDE US INFORMATION AS TO YOUR STATE OF RESIDENCE. WE MAY SEEK QUALIFICATION FROM TIME-TO TIME IN OTHER STATES. YOU MAY CALL THE COMPANY AT 203-798-1080, TO DETERMINE WHETHER OR NOT YOUR STATE OR RESIDENCE HAS BEEN INCLUDED.

September 25, 2009

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus. This summary does not contain all the information that a person should consider before investing in the Company’s securities. A potential investor should carefully read the entire Prospectus, including “Risk Factors” and the Consolidated Financial Statements, before making an investment decision.

Officers of the Company are included as Selling Holders hereunder whose shares of Common Stock are being sold pursuant to this Prospectus. (See “Selling Holders”, below.)

In this prospectus, “MTI,” the “Company,” “we,” “us” and “our” refers to MedClean Technologies, Inc. “Aduromed” refers to the Company’s former wholly-owned subsidiary which was merged with and into the Company effective January 2, 2009.

The Company

Background

MTI is in the business of providing solutions for managing medical waste on site including designing, selling, installing and servicing on site (i.e. "in-situ") turnkey systems to treat regulated medical waste. MTI provides these systems to hospitals and other medical facilities as efficient, safe, cost effective and legally compliant solutions to incineration, off site hauling of untreated waste and other alternative treatment technologies and methodologies.

The principal business offices of MTI are located at 3 Trowbridge Drive, Bethel, Connecticut 06801, and their telephone number at that address is (203) 798-1080. On November 1, 2008 the Company commenced leasing a four office suite in Scotch Plains, NY for 12 twelve months. Also on November 1, 2008, the Company began leasing the remaining 11,834 sq ft of space at its’ existing facility in Bethel, CT. to provide additional space for assembling its MedClean systems. (See ‘‘Description of Properties’’ below.)

History

Effective January 2, 2009, the Company changed its corporate name from Aduromed Industries, Inc. to MedClean Technologies, Inc. Also effective January 2, 2009, the Company merged its former wholly-owned subsidiary, Aduromed Corporation, with and into the Company.

On July 10, 2008, the Company, Aduromed, Pequot Capital Management, Inc. (“Pequot”), on behalf of various funds managed by Pequot (the “Pequot Funds”), Sherleigh Associates Inc. Defined Benefit Pension Plan (“Sherleigh”), holders of $1,225,000 in principal amount of the Company’s 12% Secured Promissory Notes due July 31, 2008 (the “Bridge Loan Holders”), and Mr. Joseph Esposito, corporate and business development advisor to the Company (“Esposito”) entered into a Master Restructuring Agreement (“MRA”) regarding their respective investments in the Company.

Existing investments in the Company were restructured pursuant to the terms of the MRA and certain other changes were implemented and all transactions were deemed to occur contemporaneously as of August 4, 2008 (the “Effective Time”). The major terms of the MRA are as follows:

•
Sherleigh (i) exchanged its shares of Series A and Series B Preferred Stock into 20,000,081 shares of common stock of the Company, par value $0.0001 per share (“Common Stock”), (ii) exchanged accumulated dividends payable on its Preferred Stock as of June 30, 2008 in the amount of $383,576 into 15,343,040 shares of Common Stock and received additional common stock purchase warrants for 15,343,040 shares of Common Stock at an exercise price of $0.025 per share, and (iii) exchanged liquidated damages in the amount of $215,000 payable to Sherleigh by the Company into 8,600,000 shares of Common Stock and received additional common stock purchase warrants for 8,600,000 shares of Common Stock at an exercise price of $0.025 per share.

•
The Pequot Funds surrendered their shares of Series A and Series B Preferred Stock to the Company which shares were cancelled, and the Pequot Funds forfeited their right to receive accumulated dividends payable on their Preferred Stock as of June 30, 2008 in the amount of $690,436 and liquidated damages in the amount of $387,000 payable to the Pequot Funds by the Company.

•
The Series A and B Preferred Warrants were amended such that they collectively represent the right to purchase 55,999,998 shares of Common Stock at an exercise price of $0.025 per share, of which Pequot Funds hold warrants for the purchase of 36,000,001 shares of Common Stock and Sherleigh holds warrants for the purchase of 19,999,997 shares of Common Stock and weighted average anti-dilution rights were terminated.

•	The Amended and Restated Stockholders Agreement, dated as of January 23, 2006 among the Company, Aduromed, the Pequot Funds and Sherleigh was terminated.
•
The Bridge Loan Holders collectively exchanged a deemed principal amount of $1,275,000 of their notes into 93,750,000 shares of Common Stock and all such Bridge Loan Holders’ outstanding common stock warrants were collectively exchanged into warrants for the purchase of 93,750,000 shares of Common Stock at an exercise price of $0.025 per share and anti-dilution rights were terminated.

•	All documents entered into in connection with the bridge loan were terminated.
•
Esposito and his new management associates invested $1,046,000 into the Company in return for 83,680,000 shares of Common Stock and common stock purchase warrants representing an equal amount of shares of Common Stock at an exercise price of $0.025 per share.

•
The Pequot Funds invested an additional $1,300,000 into the Company, with post restructuring holdings of 131,097,456 shares of Common Stock and warrants to purchase 131,097,456 shares of Common Stock at $0.025 per share.

•
Sherleigh invested an additional $700,000 into the Company, with post restructuring holdings of 71,943,023 shares of Common Stock and warrants to purchase 71,943,023 shares of Common Stock at $0.025 per share.

•
The parties to the MRA agreed to vote their shares of Common Stock from and after the Effective Time such that Pequot and Sherleigh each have the right to designate two additional persons to the Company’s board of directors and Heller Capital Management has the right to designate one additional person to the Company’s board of directors and the Company’s board of directors will consist of nine (9) members.

•
The employment agreements of Damien R. Tanaka, Chief Executive Officer and Kevin T. Dunphy, Chief Financial Officer were terminated and new employment agreements were entered into with such individuals.

Pursuant to the terms of the MRA, $350,000 of new money was invested into the Company as of July 11, 2008, $250,000 of new money was invested into the Company as of July 25, 2008, $3,205,000 of new money was invested into the Company as of August 4, 2008, $600,000 of new money was invested into the Company as of August 7, 2008, $250,000 of new money was invested into the Company as of August 12, 2008, $210,000 of new money was invested into the Company as of August 22, 2008, $25,000 of new money was invested into the Company as of August 28, 2008, and $56,000 of new money was invested into the Company as of August 29, 2008, for a total gross proceeds to the Company of $4,946,000. The total net proceeds after placement fees were $4,868,000. These investors received a total of 347,147,890 shares of Common Stock and Common Stock Purchase Warrants to purchase a total of  64,777,455 shares of Common Stock at a purchase price of $0.025 per share, exercisable for five years. Existing securities holders of the Company including the Pequot Funds, Sherleigh and the Bridge Loan Holders converted their securities into 179,053,415 shares of Common Stock and Common Stock Purchase Warrants to purchase a total of 124,060,769 shares of Common Stock at a purchase price of $0.025 per share, exercisable for five years.

Effective January 30, 2007, the Company changed its corporate name from General Devices, Inc. to Aduromed Industries, Inc. Effective January 23, 2006, the Company merged (the “Merger”) with Aduromed, whereby Aduromed became the wholly-owned subsidiary of the Company and the former holders of the equity in Aduromed became holders of equity in MTI. Aduromed was the Company’s sole operating entity before it merged with and into the Company effective January 2, 2009.

During the past three years prior to the consummation of the Merger, MTI had no material assets.

Aduromed was formed in 1997 as a Connecticut limited liability company by Mr. Damien R. Tanaka and two investors/members under the name ‘‘Automated Process LLC.’’ In September, 2002, (i) the two investors/members withdrew as members, (ii) Aduromed was reorganized as a Delaware corporation, changing its name to ‘‘Aduromed Corporation’’, and (iii) several third parties invested funds in Aduromed to become minority shareholders, warrant holders and creditors.

MTI’s Business.

The principal product of MTI is its on-site system (‘‘MedClean® System’’ or ‘‘System’’) to convert RMW into municipal solid waste (MSW). The disposal of both RMW and MSW is generally regulated on the state and local levels. RMW is solid non-hazardous waste generated in connection with the diagnosis, treatment or immunization of human beings or animals, in research pertaining thereto, or in the production of testing of biologicals, and includes bandages and other materials containing potentially infectious bodily fluids, culture dishes and other glassware, discarded surgical gloves and surgical instruments, ‘‘sharps’ (e.g. needles), cultures, stocks, swabs and lancets.

The System is comprised of integrated equipment installed at the generator’s medical facility (i.e. an ‘‘on-site’’ or ‘‘in-situ’’ installation) or provided to the generator’s facility in the form of a containerized system located at a loading dock or similar area, and is comprised of (i) an autoclave vessel to sterilize the material, (ii) a shredding device to convert the material into unrecognizable confetti-like material and (iii) its Auto-Touch® proprietary control panel. Ancillary equipment include Quiet Carts® with disposable plastic liners used for intramural collection of the RMW at points of generation within the medical facility, the containerization of the waste during the autoclave sterilization process and the mechanical dumping of the waste into the shredding device. The System is automated to minimize personnel contact with the material and to assure regulatory compliance in the conversion process. (See ‘‘Business of the Company - Products’’ below.)

MTI’s consumable supplies, sold periodically to customers, include the liners for the Quiet Carts®, cutting blades for the shredder and supplies such as deodorizers and paper print rolls for use with the autoclaves and control panels. (See ‘‘Business of the Company - Products’’ below.)

The Offering

Total Number of Shares of Common Stock (Par Value $0.0001 Per Share) Offered by selling stockholders
57,925,446 shares, of which (i) 22,985,583 shares are issued and outstanding; (ii) 2,171,950 shares are subject to issuance upon exercise of warrants held by certain former investors in the Company’s former subsidiary, Aduromed; (iii) 8,862,274 are subject to issuance upon exercise of options held by employees of the Company’s former subsidiary, Aduromed; (iv) 21,701,253 shares are subject to issuance upon exercise of common stock purchase warrants issued to former holders of the Company’s Series A and Series B Preferred Stock ; and (v) 2,204,386 shares are subject to issuance upon exercise of Placement Agent’s Warrants.

Total Number of Warrants, Each to purchase one share of common stock, Offered by Selling Security Holders	21,701,253 common stock purchase warrants.

Use of Proceeds
We will receive no proceeds from the sale of shares of Common Stock or Warrants offered hereunder. However, we would receive $2,243,289 if all of the warrants and options for underlying shares included in this Prospectus were to be exercised. We will use these proceeds for general corporate purposes.

OTC Electronic Bulletin Board Symbol	“MCLN.OB”

RISK FACTORS

See “RISK FACTORS” for a discussion of the above factors and certain additional factors that should be considered in evaluating an investment in the common stock.

 SUMMARY FINANCIAL AND OPERATING INFORMATION

The following selected financial information is derived from the Company’s Financial Statements appearing elsewhere in this Prospectus and should be read in conjunction with the Company’s Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

Summary of Operations - Aduromed Corporation

For the Years Ended December 31,

	2008	2007
Total Revenue	$2,098,067	$2,865,197
Loss from operations	$(4,687,125)	$(2,597,454)
Net loss	$(7,829,999)	$(4,528,826)
Net loss per common share (basic and diluted)	$(0.03)	$(0.24)
Weighted average common shares outstanding	237,941,766	20,977,732

Statement of Financial Position

As of December 31,

	2008	2007
Cash and cash equivalents	$1,992,401	$212,215
Total assets	$3,341,204	$2,277,510
Working Capital	$626,293	$(2,993,449)
Long term debt	$—	$62,476
Stockholders’ equity ( deficit )	$949,857	$(2,686,758)

Summary of Interim Financial and Operating Information

The following selected financial information is derived from the Company's unaudited Financial Statements appearing elsewhere in this post effective registration statement and should be read in conjunction with the Company's Financial Statements.

Summary of Operations

	For the Six Months Ended June 30,
	2009	2008
Total Revenue	772,182	1,205,981
Loss from operations	(3,656,129)	(1,421,097)
Net loss	(4,551,885)	(3,034,415)
Net loss per common share (basic and diluted)	(0.01)	(0.15)
Weighted average common shares outstanding	561,542,968	21,895,940

Statement of Financial Position

	6/30/2009	12/31/2008
Cash and cash equivalents	166,191	1,922,401
Total assets	2,023,620	3,341,204
Working Capital	(626,587)	626,293
Long term debt	-	-
Stockholders’ equity	(323,873)	949,857

RISK FACTORS

The shares of our Common Stock and Common Stock Purchase Warrants being offered for resale by the selling holders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested therein. Before purchasing any of these securities, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

Business Risks

We have a history of losses

To date, we have been unable to generate revenue sufficient to be profitable. The Company had a net loss of $(7,829,999), or $(0.03) per share, for the fiscal year ended December 31, 2008, compared to a net loss of $(4,528,826), or $(0.24) per share, for the fiscal year ended December 31, 2007. The Company might not achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained.

The Company lacks an operating history making evaluation of its business difficult.

While the Company’s revenues during the past eight years have been exclusively derived from sales and servicing of its MedClean Systems, it's business is at an early stage of commercialization, and there is no meaningful historical financial or other information available upon which to base an evaluation of the Company's ability to increase its revenues in accordance with its projections or to compete effectively with those persons with similar or alternate systems.

In addition, the Company’s early stage of commercialization means that it has less insight into how market and technology trends may affect its business. This includes the ability to attract and convince customers to switch from their current method of dealing with the disposal of their medical waste to the Company’s technology. As a consequence, the revenue and income potential of its business is unproven.

The Company is dependent on third party component suppliers.

The Company is dependent on third party suppliers for the supply of components of its MedClean units. At present, the Company relies on a contract with Weima to supply parts for the shredder portion of the system. (See "Weima Agreement"). These parts are manufactured under the protection of a U.S. patent owned by an affiliate of Weima. The contract with Weima may be terminated on thirty (30) days notice. The Company might not have adequate supplies of materials for these parts if the contract with Weima is terminated. Although the Company believes that the required components are available and can be provided by other suppliers, delays may be incurred in establishing relationships or in waiting for quality control assurance with other manufacturers for substitute components.

The Company may not be able to effectively protect its proprietary technology, which could have a material adverse effect on its business and make it easier for its competitors to duplicate its products.

The Company regards certain aspects of its products, processes, services and technology as proprietary. The Company has registered four of its trademarks with the United States Patent and Trademark Office, Aduromed®, MedClean®, AutoTouch® and QuietCart®. On November 24, 2008, the Company filed a patent application, entitled "Containerized Medical Waste Treatment System and Related Method," which focuses on the design and configuration of the Company's new standard, containerized MedClean Systems. The Company also intends to file a patent application with respect to its smaller “appliance” system at some point in the future. Other than these patent filings, the Company does not have nor does it intend to apply for patent protection with respect to the processes and technology encompassed by its present Systems. The Company requires all of its employees to sign Confidentiality and Non-Disclosure Agreements that prohibit the dissemination or use of the Company’s know-how and technology other than in the legitimate performance of the employee’s duties. Our ability to compete successfully will depend in part on our ability to protect our proprietary rights and to operate without infringing on the proprietary rights of others, both in the United States and abroad. The Company may apply in the future for patent protection for uses, processes, products and systems that it develops. Any future patent for which the Company applies may not be issued; any existing contractual non-disclosures obligations may be challenged, invalidated or circumvented; third parties might infringe or misappropriate our proprietary rights; and third parties might independently develop similar products, services and technology. The Company may incur substantial costs in asserting or defending any breach of contract or infringement suits or in asserting any license rights, including those granted by third parties, the expenditure of which the Company might not be able to afford. An adverse determination could subject the Company to significant liabilities to third parties, require it to seek licenses from or pay royalties to third parties or require it to develop appropriate alternative technology. Such licenses might not be available on acceptable terms or at all, and the Company might not develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company's business and profitability.

The Company may have to resort to litigation to enforce its intellectual property rights, protect its trade secrets, determine the validity and scope of the proprietary rights of others, or defend itself from claims of infringement, invalidity or unenforceability. Litigation may be expensive and divert resources even if the Company wins. This could adversely affect its business, financial condition and operating results such that it could cause the Company to reduce or cease operations.

The Company may not be able to develop new products that achieve market acceptance.

Our future growth and profitability depend, in part, on our ability to respond to technological advances and to successfully develop and market new products that achieve market acceptance. This industry has been historically marked by very rapid technological change and the frequent introduction of new products. While we have been engaged in development of equipment suitable for on-site treatment of RMW by small quantity generators (such as doctors' offices and clinics), we might not be able to develop new products that will realize broad market acceptance.

The Company's existing products may not be able in the future to meet changes in environmental laws and regulations regarding regulated medical waste.

The future of our business will depend on our ability to respond to any future changes in the federal, state and local regulatory environment. Since the Company does not itself generate medical waste and is not itself in control of, nor does it handle, the medical waste but only sells its equipment to meet its contractual obligations to its customers, it is not itself currently subject to regulations with respect to the disposal of RMW; however, any change in this regulatory regime in the future could have a material adverse effect on the Company's operations.

The nature of our business exposes us to professional and product liability claims, which could materially adversely impact our business and profitability.

The malfunction or misuse of our MedClean Systems may result in damage or injury to property or persons, as well as violation of various health and safety regulations, thereby subjecting us to possible liability. Although our insurance coverage is in amounts and deductibles we believe prudent in our business, and we have not experienced any claims made or lawsuits instituted against us with regard to any such damage or violations, such insurance might not be sufficient to cover any potential liability. Further, in the event of either adverse claim experience or insurance industry trends, we may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and our present coverage might not continue to be available on commercially reasonable terms or at all. In addition, insurance might not adequately cover any product liability claim against us. However, we do believe our insurance coverage is adequate to cover any claims made, and we review our insurance requirement with our insurance broker at least annually.

Other parties may assert that our technology infringes on their intellectual property rights, which could divert management time and resources and possibly force us to redesign our products.

Developing products based upon new technologies can result in litigation based on allegations of patent and other intellectual property infringement. While no infringement claims have been made or threatened against us, third parties might assert infringement claims against us in the future, and such assertions by such parties might result in costly litigation in which they might prevail. In addition, we may not be able to license any valid and infringed patents from third parties on commercially reasonable terms or, alternatively, be able to redesign products on a cost-effective basis to avoid infringement. Any infringement claim or other litigation against or by us could have a material adverse effect on us and could cause us to reduce or cease operations, and even if we are successful in a litigation to defend such claim, there may be adverse effects due to the significant expenses related to defending the litigation.

The loss of certain members of our management team could adversely affect our business.

Our success is highly dependent on the continued efforts of all the members of our executive management team. Should operations expand, we will need to hire persons with a variety of skills and competition for these skilled individuals could be intense. If any of our executive management team should retire or leave we may not be successful in attracting and/or retaining key personnel in the future. Our failure to do so could adversely affect our business and financial condition. We have employment agreements with all of our management personnel but we do not carry any "key-man" insurance on the lives of any of our officers or employees.

The Company is subject to a number of competitive technologies as well as competition in the medical waste treatment disposal business in general.

There are numerous methods of handling and disposing of RMW, of which our technology is one of the available systems. We are not aware of any competitive product that is similar to the MedClean Systems with respect to its design, compactness and customer-friendly use. We believe that our MedClean Systems, due to their ability to be used on-site, competitive costing and ease of use, offer a significant advantage over RMW systems offered by our competitors. Nevertheless, a different or new technology may supplant us in the market. Further, we might not be successful in the deployment of our systems in the marketplace, and other companies predominate in the waste removal business, with substantially greater resources and market visibility than us, may try to develop similar systems.

The Company is controlled by certain shareholders.

Three investor groups, the Pequot Funds, Sherleigh and Heller Capital, beneficially own more than 50% of the Company’s Common Stock on both an undiluted and fully-diluted basis. By the terms of the MRA these investors are entitled to elect five members of the board of directors and have the right to cause the board of directors to consist of nine members. In most matters submitted to the stockholders of the Company, these investors, if they were to vote in the same manner, may determine the resolution of matters to be acted upon by stockholders. The interests of these investors may conflict with the interests of the other holders of the Company's Common Stock.

Market Risks

There is only a volatile limited market for our Common Stock.

Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock, and especially for stock traded on the OTC Bulletin Board. Our Common Stock is not actively traded, and the bid and asked prices for our Common Stock have fluctuated significantly. In the last 52 week period, the Common Stock traded on the OTC Bulletin Board from a high closing price of $0.25 to a low of $0.002 per share. See "Market for our Common Stock." General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock. With the low price of our Common Stock, any securities placement by us would be very dilutive to existing stockholders, thereby limiting the nature of future equity placements.

We have never paid dividends and we do not anticipate paying dividends in the future.

We do not believe that we will pay any cash dividends on our Common Stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would be expected that all of such earnings would be retained to support our business. Since we have no plan to pay cash dividends, an investor would only realize income from his investment in our shares if there is a rise in the market price of our Common Stock, which is uncertain and unpredictable.

We are subject to penny stock regulations and restrictions.

The Securities and Exchange Commission (the "SEC") has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of August 15, 2009, the closing price for our Common Stock was $0.002 per share and therefore, it is designated a "Penny Stock." As a Penny Stock, our Common Stock may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

Our Common Stock might not qualify for exemption from the penny stock restrictions. In any event, even if our Common Stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Certain provisions of our charter could discourage potential acquisition proposals or change in control.

Our Board of Directors, without further stockholder approval, may issue preferred stock that would contain provisions that could have the effect of delaying or preventing a change in control or which may prevent or frustrate any attempt by stockholders to replace or remove the current management. The issuance of additional shares of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

 FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this Prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words ‘‘may,’’ ‘‘should,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘believe,’’ ‘‘intend’’ or ‘‘project’’ or the negative of these words or other variations on these words or comparable terminology.

This Prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our technology, (c) our manufacturing, (d) the regulations to which we are subject, (e) anticipated trends in our industry and (f) our needs for working capital. These statements may be found under ‘‘Management's Discussion and Analysis or Plan of Operations’’ and ‘‘Business,’’ as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under ‘‘Risk Factors’’ and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale of Common Stock by the selling stockholders. We would receive proceeds of up to $1,401,097 if all the existing warrants and options were to be exercised. Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes. We cannot estimate how many, if any, and when warrants and options may be exercised as a result of this offering or otherwise.

We are obligated to bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $268,500.

 DIVIDEND POLICY

 We have never declared dividends or paid cash dividends on our common stock. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. The declaration of dividends will be at the discretion of the Board of Directors and will depend upon AII’s earnings, financial position, general economic conditions and other pertinent factors.

MARKET FOR OUR COMMON STOCK

The Company’s Common Stock is listed on the OTC Bulletin Board market and trades under the symbol MCLN.OB.

The following table sets forth the range of the high and low bid quotations of the Common Stock for the past two years in the over-the-counter market, as reported by the OTC Bulletin Board and in the Pink Sheets. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

Calendar Quarter Ended:

	High	Low
2009
March 31	$0.026	$0.002
June 30	0.002	0.001

2008
March 31	$0.25	$0.06
June 30	0.09	0.02
September 30	0.24	0.03
December 31	0.25	0.025

2007
March 31	$0.24	$0.22
June 30	0.30	0.29
September 30	0.30	0.29
December 31	0.15	0.12

2006
March 31	$0.71	$0.71
June 30	1.04	0.62
September 30	1.02	1.02
December 31	1.00	0.30

As of August 15, 2009 the Company had 1,417 stockholders of record.

Management's Discussion and Analysis or Plan of Operation

Forward Looking Statements

The Company is including the following cautionary statement in this registration statement for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and accordingly involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that management’s expectation, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements: technological advances by our competitors, changes in health care reform, including reimbursement programs, changes to regulatory requirements relating to environmental approvals for the treatment of infectious medical waste, capital needs to fund any delays or extensions of development programs, delays in the manufacture of new and existing products by us or third party contractors, market acceptance of our products, the loss of any key employees, delays in obtaining federal, state or local regulatory clearance for new installations and operations, changes in governmental regulations, availability of capital on terms satisfactory to us. We are also subject to numerous Risk Factors relating to manufacturing, regulatory, financial resources and personnel as described in our Annual Report on Form 10-K. We disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Results of Operations

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Net Revenue

Total revenue for the quarter ended June 30, 2009 was $354,755 compared with $517,955 for the same period in 2008, a reduction of $163,200 or 31.5%.

Revenues derived from the sale of consumables, component parts, service billings and amortization of maintenance contracts increased $167,539 or 89.5% in the current quarter to $354,755. The increase in revenue was attributable to increased billings for goods and services from an increased install base of hospitals that have previously purchased our MedClean system.

In the current quarter, we did not recognize any revenue from system installations. We are currently working on two contracts amounting to approximately $1,246,000. We expect to have these two contracts installed and recognize revenue in the third quarter of 2009. The remaining contracts in backlog have not yet been scheduled.

Gross Profit

The gross profit for the three months ended June 30, 2009 was $128,790 (36.3% of total revenue) compared with a gross margin of $184,471 (35.6% of total revenue) for the same three month period of 2008. Gross profit was impacted by the reduction of revenue and improved margins.

Operating Expenses

Total operating expenses for the three months ended June 30, 2009 was $2,348,784 compared with $859,249 for the same three month period in 2008, an increase of $1,489,535. In the three months ended June 30, 2009, we recognized non-cash amortization expense for stock options issued amounting to $1,738,636 compared to $43,750 in the same three month period of 2008.  The increase was due to the amount of new options issued in the quarter. On May 1, 2009, the Company issued options to purchase 461 million shares of MedClean’s common stock in consideration of employees accepting no and or reduced compensation for a specified period of time. The option grants as approved by the Compensation Committee were fully vested when issued with an exercise price of $0.004 per share. Additionally, certain employees and business consultants have agreed to no cash compensation and or reduced cash compensation for a specified period of time. This action among others to preserve cash has resulted in cash savings amounting to $107,069 in salaries and wages, $151,358 saving in professional fees, $40,011 in insurance costs and $20,325 in travel related costs. These savings were partially offset by expanded facilities costs of $45,975, outsourcing our Information Technology needs by $12,733 and all other operating expenses increased $9,704 net.

Interest Income

Interest income for the quarter was $38 compared with $239 of interest income in the same period of 2008.

Interest Expense and Amortization

Interest expense and amortization for the three month period ended June 30, 2009 was $448,203 compared with $836,081 in the same three month period of 2008. Interest expense for the three month period ended June 30, 2009, was $3,219 on decreased borrowings as compared to $52,593 in the same period of 2008. In the three months ended June 30, 2009, we recognized non-cash amortization expense amounting to $444,984 compared to $783,488 in the same three month period of 2008.  The decrease was due to the conversion of debt to common stock as a result of the Master Restructuring Agreement signed on August 4, 2008.

Net loss

Net loss for the current quarter was $(2,668,159) compared to a net loss for the same period in 2008 of $(1,510,620).

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders for this period of 2009 was $(2,668,159) or $(0.00) cents per share (basic and diluted), compared to a net loss of $(1,615,620) or $(0.07) cents per share (basic and diluted) for the same period in 2008.

In the three months ended June 30, 2008, the Company accrued $105,000 in dividends with an interest rate of 6% on $7,000,000, the total value received for both series A and B preferred stock. On August 4, 2008, all accrued dividends were settled for the issuance of 42,960,480 shares of common stock.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Net Revenue

Total revenue for the six months ended June 30, 2009 was $772,182 compared with $1,305,981 for the same six month period of 2008.

Revenues derived from the sale of consumables, component parts, service billings and amortization of maintenance contracts more than doubled to $772,182 in the first six months of 2009. The increase in revenue was attributable to increased billings for goods and services from an increased install base of hospitals that have previously purchased our MedClean system.

For the first six months of 2009, we did not recognize any revenue from system installations. As previously mentioned we are currently working on two contracts amounting to approximately $1,246,000 which we expect to have these two contracts installed and recognize revenue in the third quarter of 2009. The remaining contracts in backlog have not yet been scheduled.

Orders for the MedClean system are contracted by purchase order and are billed in 3 increments. Due to the size and off shore location of one active contract we have asked for and received milestone billings for 40% of the contact value at signing, 30% when the equipment is shipped to the customer and 30% upon completion of installation. Consumables and component parts are billed when shipped and service contracts are invoiced at the start of the service period and revenue is pro-rated over the life of the contract.

Gross Profit

The gross profit for the six months ended June 30, 2009 was $273,145 (35.4% of total revenue) compared with a gross profit of $396,899 (32.9% of total revenue) for the same six month period of 2008. Gross profit was impacted by reduced sales and improved margins.

The components of costs of revenues for products include direct materials, shipping and rigging costs and contract labor primarily used to install, repair and maintain our equipment.

Operating Expenses

Total operating expenses for the six month period ended June 30, 2009 were $3,929,274 compared with $1,817,996 for the same six month period of 2008, an increase of $2,111,278. In the six months ended June 30, 2009, we recognized non-cash amortization expense for stock options issued amounting to $2,388,187 compared to $111,372 in the same six month period of 2008.  The increase was due to the amount of new options issued in the period. On May 1, 2009, the Company issued options to purchase 461 million shares of MedClean’s common stock in consideration of employees accepting no and or reduced cash compensation for a specified period of time. The option grants as approved by the Compensation Committee were fully vested when issued with a strike price of $0.004 per share. Additionally, plans initiated to preserve cash have resulted in cash savings amounting to $202,975 of professional fees, insurance costs of 56,727 and travel related costs of $31,140.  These savings were partially offset by expanded facilities costs of $87,148 and increased marketing efforts of $40,201. All other operating costs decreased by a net $2,044.

Interest (Income) Expense

Interest income for the six months ended June 30, 2009 was $944 compared with $614 of interest income in the same six month period of 2008.

Interest expense and amortization for the six months ended June 30, 2009 was $896,700 compared with $1,613,932 in the same six month period of 2008. Interest expense for the six month period ending June 30, 2009 was $6,733 on decreased borrowings compared to $96,106 of interest expense in the same six month period of 2008.  In the six month period ending June 30, 2009 we recognized non-cash amortization expense for warrants issued amounting to $889,967 compared to $1,517,826 in the same six month period of 2008. The decrease was due to conversion of debt to common stock as a result of the Master Restructuring Agreement signed on August 4, 2008.

Net loss

Net loss for the six months ended June 30, 2009 was $(4,551,885) compared to a net loss for the same six month period in 2008 of $(3,034,415).

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders for this period of 2009 was $(4,551,885) or $(0.01) cents per share (basic and diluted), compared to a net loss of $(3,244,415) or $(0.07) cents per share (basic and diluted) for the same period in 2008.

During the six months ended June 30, 2008, the Company accrued $210,000 in dividends with an interest rate of 6% on $7,000,000, the total value received for both series A and B preferred stock. On August 4, 2008, all accrued dividends were settled for the issuance of 42,960,480 shares of common stock.

Financial Condition

Liquidity and Capital Resources

The Company’s cash on hand and working capital as of June 30, 2009 and December 31, 2008 are as follows:

	June 30,	December 31,
	2009	2008

Cash on hand	$166,191	$1,922,401

Working capital	$(626,587)	$626,293

The Company has purchased $23,309 in new fixed assets in the first six months of 2009. Under current conditions the Company anticipates purchasing approximately $10,000 in additional fixed assets in 2009.

Net cash used in operating activities totaled $1,732,901 for the six months ended June 30, 2009

Our accounts receivable balance may have dramatic swings from one period to another depending upon the timing and the amount of milestone billings included in the balance at the end of any accounting period. There are three milestone billings representing a percentage of the contract value for each installment and our payment terms are ``upon receipt''. Receivable balances are typically paid within 15 days of the invoice date. Billings for maintenance contracts and consumables are due within 45 days and are more numerous but much smaller in value than milestone billings. We review our outstanding receivable balances on a regular basis to ensure that the allowance for bad debt is adequate.   Due to the varying nature in the timing and amounts of the receivable balances as noted above, the change in the allowance for doubtful account will not necessarily correlate with the increase or decrease in the accounts receivable balance. The accounts receivable balance as of June 30, 2009 was $154,579 net of an allowance of $23,081, a decrease of $21,705 from year end.

Our inventory balance may have dramatic swings from one period to another depending upon the expected installation date of our MedClean systems and our accounts payable balances can have similar swings depending on payment terms and any volume purchases or discounts we may take advantage of from time to time. During the six months ended June 30, 2009, the Company increased its inventory on hand by $421,564 to $1,307,915. The increase is due to the completion of the first containerized unit and component parts which has shipped to the intended site but was not installed by June 30, 2009. The accounts payable balance as of June 30, 2009 was $265,959.

To supplement its cash resources, the Company has been pursuing a number of alternative financing arrangements with various investment entities. We are currently looking to secure additional working capital to provide the necessary funds for us to execute our business plan through various sources, including bank facilities, bridge loans and equity offerings. However, we continue to incur significant operating losses and the resultant reduction of our cash position.  We cannot assure that we will be able to obtain additional funding, and the lack thereof would have a material adverse impact on our business.  Moreover, any equity funding could be substantially dilutive to existing stockholders. The aforementioned factors raise substantial doubt about our ability to continue as a going concern. In the event the Company is unable to continue as a going concern it may pursue a number of different options, including, but not limited to, filing for protection under the federal bankruptcy code.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Net Revenue

Total revenue for 2008 was $2,098,067 compared with $2,865,197 for 2007. Of the revenue decrease, $1,006,762 was attributable to a decrease of revenues derived from sales of our MedClean system, which was partially offset by a $239,632 increase for the sale of consumables, component parts and service contracts. Contract backlog as of December 31, 2008 was $1,017,825.

Revenues from our MedClean system for 2008 were $737,476 compared to $1,744,238 in 2007, a reduction of $1,006,762. The decreased revenue was attributable to the lack of new contracts in 2008 and our inability to accelerate system installations into the second half of 2008 on existing contracts in backlog.

Revenues derived from the sale of consumables, component parts and service contracts increased to $1,360,591 compared to $1,120,959 in the prior year. The revenue was attributable to orders for goods and services from an increased install base of hospitals that have previously purchased our MedClean system.

Historically, orders for the MedClean system are contracted by purchase order and are billed in 3 increments. Typically, we bill our customers for 25% of the contract value at signing, 50% when the equipment is shipped to the customer and 25% upon completion of installation and start-up. Consumables and component parts are billed when shipped and service contracts are invoiced at the start of the service period and revenue is pro-rated over the life of the contract.

Gross Profit

The gross profit for 2008 was $404,656 (19.3% of total revenue) compared with a gross profit in 2007 of $1,089,301 (38.0% of total revenue). Diminished installation activities throughout the year and the recognition in the fourth quarter of $77,000 in loss contract reserves negatively impacted the gross profit for 2008.

The components of costs of revenues for products include direct materials, shipping and rigging costs and contract labor primarily used to install, repair and maintain our equipment.

Operating Expenses

Total operating expenses for 2008 were $5,091,781 compared with $3,686,755 for 2007, an increase of $1,405,026 or 38.1%. The operating expenses for the year were primarily the result of increasing the Company’s support from professional service providers to satisfy anticipated growth and compliance with the Master Restructuring Agreement (MRA) dated August 4, 2008. The increases included the issuance of 4.5 million shares of our common stock valued at $675,000 and $30,000 in cash to an Investment Relations firm as part of their compensation; recording a severance reserve of $317,892; increased legal, investment, employee placement costs and professional services amounting to $458,377. All other categories decreased by a net $58,993.

Interest (Income) Expense

Interest income for 2008 was $16,810 compared with $24,794 of interest income in 2007 on reduced cash balances available for investment.  The Company invests its excess cash in a money market account. As of December 31, 2008 the interest rate was 1.14%. In 2008, the Company recognized a one time gain of $32,775.

Interest expense and amortization for 2008 was $3,192,459 compared with $1,956,166 in 2007. Interest expense associated with the bridge loan and other interest bearing notes for 2008 and 2007 was $106,250 and $224,641, respectively. Reduced borrowings accounted for the interest in 2008. Additionally, in 2008 we recognized non-cash amortization expense for warrants issued amounting to $3,086,209 compared to $1,742,525 in 2007.  The increase was due to the amount of new warrants issued as a result of the MRA.

Net loss

Net loss for 2008 was $(7,829,999) compared to a net loss in 2007 of $ $(4,528,826).

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders for 2008 was $(8,039,999) or $(0.03) cents per share (basic and diluted), compared to a net loss of $(4,948,826) or $(0.24) cents per share (basic and diluted) for 2007.

During 2008, the Company accrued $210,000 in accrued dividends with an interest rate of 6% on $7,000,000; the total value received for both series A and B preferred stock and on August 4, 2008, pursuant to the MRA exchanged all accrued dividends.

Financial Condition

Liquidity and Capital Resources

The Company’s cash on hand and working capital as of December 31, 2008 and 2007 are as follows:

	2008	2007
Cash on hand	$1,922,401	$212,215
Working capital	$626,293	$(2,993,449)

During 2008, the Company purchased $45,536 in fixed assets. The Company anticipates purchasing approximately $63,500 in additional fixed assets in 2009.

Net cash used in operating activities totaled $3,047,493 in 2008.

Our accounts receivable balance may have dramatic swings from one period to another depending upon the timing and the amount of milestone billings included in the balance at the end of any accounting period. There are three milestone billings representing a percentage of the contract value for each installment and our payment terms are ``upon receipt''. Receivable balances are typically paid within 15 days of the invoice date. Billings for maintenance contracts and consumables are due within 45 days and are more numerous but much smaller in value than milestone billings. We review our outstanding receivable balances on a regular basis to ensure that the allowance for bad debt is adequate.   Due to the varying nature in the timing and amounts of the receivable balances as noted above, the change in the allowance for doubtful account will not necessarily correlate with the increase or decrease in the accounts receivable balance. The accounts receivable balance as of December 31, 2008 was $176,284 net of an allowance of $23,081.  The $551,893 decrease in the accounts receivable balance reflects no outstanding milestone billings from contracts in backlog.

Our inventory balance may have dramatic swings from one period to another depending upon the expected installation date of our MedClean systems and our accounts payable balances can have similar swings depending on payment terms and any volume purchases or discounts we may take advantage of from time to time. During 2008, the Company decreased its inventory on hand by $14,587 to $886,351.  The accounts payable and accrued liabilities balance as of December 31, 2008 was $653,785.

On March 17, 2008, the Company entered into a factoring agreement with a stockholder of the Company whereby the Company received $300,000 secured by specific milestone billings .The Company agreed to pay interest at 15% per annum. As further incentive the Company issued 600,000 warrants with an exercise price of $0.09. The warrant agreement expires on March 16, 2013. On May 23, 2008, the Company repaid $50,000 of principal on this note and on August 7, 2008 repaid the remaining $250,000 plus accrued interest amounting to $16,200.

On February 21, 2008, the Company borrowed an additional $50,000 on a $100,000 line of credit it has with a bank. On September 12, 2008 the entire $100,000 was repaid and the line of credit closed.

On August 4, 2008 the Company closed on a Master Restructuring Agreement whereby the Company has received $4,946,000 in equity funding and has retired or exchanged all of its preferred stock, liquidated damages, accrued dividends on the preferred stock and a bridge loan in the amount of $1,225,000 into shares of common stock.  Concurrent with the MRA, the Company increased its authorized common shares to 1.4 billion shares of common stock.

The Company had an obligation to pay dividends on the value of its preferred stock at a rate of 6%. We have accrued $1,074,013 in dividends payable. On August 4, 2008, $383,576 was exchanged into 15,343,040 shares of common stock and warrants to purchase 15,343,040 shares of common stock at $0.025 per share. The balance of the accrued dividends was surrendered to the Company.

The Company had accrued $602,000 in liquidated damages payable to its preferred stockholders. On August 4, 2008, $602,000 was exchanged into 24,080,000 shares of common stock and warrants to purchase 24,080,000 shares of common stock at $0.025 per share. The balance of accrued liquidated damages was surrendered to the Company.

To supplement its cash resources, the Company has been pursuing a number of alternative financing arrangements with various investment entities. We are currently looking to secure additional working capital to provide the necessary funds for us to execute our business plan through various sources, including bank facilities, bridge loans and equity offerings. However, we continue to incur significant operating losses and the resultant reduction of our cash position.  We cannot assure that we will be able to obtain additional funding, and the lack thereof would have a material adverse impact on our business.

Controls and Procedures

As of the end of the period covered by our 2008 Annual Report on Form 10-K,  the Company  carried out,  under  the  supervision  and  with  the  participation  of  the  Company's management,  including its Chief Executive Officer and Chief Financial  Officer, an evaluation of the  effectiveness of the design and operation of the Company's disclosure  controls and  procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the  Securities  Exchange Act of 1934).  Based upon that  evaluation,  the  Chief Executive  Officer and Chief Financial  Officer  concluded that the design and operation of these disclosure controls and procedures are effective to ensure information requiring disclosure by the Company in reports which it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to management, including its Chief Executive Officer and Chief Financial  Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

The Company's management is responsible for establishing, designing and maintaining internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the  Securities  Exchange Act of 1934) that provide reasonable assurance to our Board of Directors and shareholders regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We have set assessment criteria in accordance with the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control's Integrated Framework.

As of the end of the period covered by our 2008 Annual Report on Form 10-K,  the Company  carried out,  under  the  supervision  and  with  the  participation  of  the  Company's management,  including its Chief Executive Officer and Chief Financial  Officer, an evaluation of the  effectiveness of the design and operation of the Company's internal control over financial reporting.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of  internal control over financial reporting are effective at a reasonable assurance level based on said criteria. For the last fiscal quarter of  the year ended December 31, 2008 we have made no changes in internal control over financial reporting.

BUSINESS

General.

MTI is in the business of providing solutions for managing medical waste on site including designing, selling, installing and servicing on site (i.e. "in-situ") turnkey systems to treat regulated medical waste. The Company provides these systems to hospitals and other medical facilities as efficient, safe, cost effective and legally compliant solutions to incineration, off site hauling of untreated waste and other alternative treatment technologies and methodologies.

Products.

The Company’s principal products are the MedClean® series systems. The MedClean® system employs the following equipment and machinery:

•	an autoclave vessel to sterilize the medical waste;

•	a shredding device, the MedClean® Shredder, to convert sterilized waste material into a harmless, non-recognizable confetti-like material qualifying the end product as safe municipal solid waste;

•
a unique AutoTouch® control station with software and hardware components that integrate and bundle all operating and data recording functions into a system complying with regulatory requirements for conversion and disposal of medical waste, including real time centralized monitoring of the system's functions;

•	a material transporter to mechanically transport the processed waste from shredder to the municipal solid waste compacting dumpster, and;

•
a QuietCart® transport cart system to facilitate a single source containerization of the infectious waste from generation, sterilization, processing and return for refill without need for human interaction for ultimate operator safety.

The control panel of the AutoTouch® Control Station assures regulatory compliance by means of proprietary software. The software prevents any deviation from the step-by-step processing of the waste, requires insertion of codes by operators to access the system and monitors and records on a real time basis. It governs the various aspects of the system's processes, including the load weight during each cycle and the calculation and employment of the proper sterilization parameters of weight, pressure, temperature and time. The ability to shortcut or over-ride any of the steps in the waste conversion process is circumscribed by the features of the control panel and its software.

Operation of the system through the control panel is simple, since it dictates each step to be taken, once the operator enters the appropriate codes to open up the control screen, and prohibits the ability of an operator to short cut the required steps and procedures. Relatively little instruction is required of the operator. A tutorial is offered by the software through the control panel, and an operator can be fully trained within a few hours. The AutoTouch® control system can communicate in multiple languages, including English and Spanish.

The AutoTouch® software permits real time centralized monitoring of all the functions and uses of each system by the Company. Additionally, the centralized monitors track proper operation of a particular system. They also alert the Company to the need to provide clients with supplies and preventative maintenance visits.

The AutoTouch® control panel and software are proprietary properties of the Company and unique within the industry.

The MedClean Series System is offered in three configurations:

•	Container (modified 40/45’x8’x9’ metal shipping container)
•	Mobile (container as trailer)
•	Fixed (traditional installation within the facility)

As a standard product, a containerized System can now be delivered within 4-6 weeks after receipt of an order and installed in a “plug and play” mode whereby all utilities required to operate the System are connected via a utility umbilical cord.  The container can either be rigged to a position at grade level or installed on a simple steel support framework level with the facility’s loading dock.

The mobile System can be operated as a true tractor-pulled mobile unit servicing the needs of several hospitals within a prescribed geographic area and also has the same utility umbilical cord feature.  This System configuration now expands MTI’s key target market, affording it the opportunity to service smaller hospitals that produce lower volumes of regulated medical waste on an individual basis but in the aggregate have sufficient volume to support the investment.

The fixed System, MTI’s “traditional” custom installed technology, is still available for those prospective clients who cannot accommodate a containerized System.

Both the container and mobile Systems can be configured with on-board steam and/or electrical generators to further simplify installation and access to utilities.

The Company’s product line is now reflected in the following model designations with associated annual medical waste volume processing capacities (based on 12 hour day/6 days/week):

Container / Mobile
MC 4300	Up to 600,000 lbs.
MC 4400	Up to 800,000 lbs.
MC 4500	Up to 1.0 mm lbs.

MedClean 4000 Series (4’ wide autoclave)
MC 4300 (3 cart)	Up to 600,000 lbs.
MC 4400 (4 cart)	Up to 800,000 lbs.
MC 4500 (5 cart)	Up to 1.0 mm lbs.

MedClean 5000 Series (5’ wide autoclave)
MC 5300 (3 cart)	Up to 940,000 lbs.
MC 5400 (4 cart)	Up to 1.25 mm lbs.
MC 5500 (5 cart)	Up to 1.56 mm lbs.

The Company also sells consumable items including high temperature cart liners, deodorizers and autoclave validation test kits.  These items, along with a long list of other components such as printer paper, printer ribbon, autoclave gaskets and replacement cart wheels are ordered on a monthly or quarterly basis by our clients to ensure proper operation.  Annual revenue generated from consumable items and services typically represents 5% to 10% of the original capital cost.

The Medical Waste Treatment Market

The market for medical waste treatment is segmented by customer size: Large Quantity Generators (“LQGs”), those who generate large volumes of medical waste (in excess of 100,000 pounds per year), and Small Quantity Generators (“SQGs”), those who generate less than that. LQGs are predominantly hospitals. SQGs are primarily nursing homes, clinics, medical groups, county or city health departments, laboratories, physicians, dentists and veterinarians in private practice. Of these SQGs, physicians comprise the highest percentage of sites.

On-Site Medical Waste Treatment Equipment Market

	Small Quantity Generators		Large Quantity Generators
Number of Sites	476,199		6,604
Percentage Using Haulers	100%		87%
Number specifically suited for MedClean Systems	200,000	*	6,604

* MedClean “appliance” or alternative.

The Company currently addresses the top two components of the LQG segment—Very Large Hospitals >400 beds and Large Hospitals 250-400 beds. However, about 79% of the LQG targets exist in the bottom two components—Medium Hospitals 100-250 beds and Small Hospitals <100 beds.  The Company’s new container/mobile system configurations will address opportunities in this segment.  Alternatively, the Company may consider product line extension through licensing and/or reseller agreements to provide its field sales force and agent network with a solution to penetrate this target rich environment.

In addition, for SQGs there has been no realistic alternative to hauling, and any on-site solutions have been too expensive or inefficient.  Because of this, the SQG segment represents an excellent opportunity for the Company’s MedClean 1000 appliance or for licensing and/or resale of an existing technology.

The current US medical waste market is estimated to be $2.0 billion (3.1 billion pounds) annually.

The Company’s current and pending installations, both domestically and internationally, total 34 locations.

Governmental Regulations-Federal

Prior to 2002, the principal method of disposing of most regulated medical waste (“RMW”) was through on-site incineration. Because of the promulgation of regulations by the Environmental Protection Agency (“EPA”) that came into effect on September 15, 2002, setting minimum emission limits for RMW incinerators for such pollutants as dioxins, nitrogen oxides, lead, cadmium and mercury, the use of on-site incinerators in the U.S. has drastically diminished. As a consequence, the methods of on-site disposal of RMW have been limited to steam sterilization, chemical treatment and microwave.

Federal agencies which regulate RMW are the EPA, the Occupational Safety and Health Administration ("OSHA"), the U.S. Department of Transportation (the "U.S. DOT") and the U.S. Postal Service. These agencies regulate RMW under a variety of statutes and regulations, including the following:

•
MEDICAL WASTE TRACKING ACT OF 1988 ("MWTA”). The primary objective of the MWTA was to ensure that RMW generated in a covered state which posed environmental problems, including an unsightly appearance, was delivered to disposal or treatment facilities with minimum exposure to waste management workers and the public. The MWTA's tracking requirements included accounting for all waste transported and imposed civil and criminal sanctions for violations. The MWTA demonstration program expired in 1991, but the MWTA established a model followed by many states in developing their specific medical waste regulatory frameworks.

•
CLEAN AIR ACT REGULATIONS. In August 1997, the EPA adopted regulations under the Clean Air Act Amendments of 1990 that limit the discharge into the atmosphere of pollutants released by medical waste incineration. These regulations required every state to submit to the EPA for approval a plan to meet minimum emission standards for these pollutants.

•
OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970. The Occupational Safety and Health Act of 1970 authorizes OSHA to issue occupational safety and health standards. OSHA regulations are designed to minimize the exposure of employees to hazardous work environments, including RMW.

•
RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 ("RCRA"). RCRA required the EPA to promulgate regulations identifying hazardous wastes. RCRA also created standards for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes. These standards included a documentation program for the transportation of hazardous wastes and a permit system for solid and hazardous waste disposal facilities. RMW is currently considered non-hazardous solid wastes under RCRA. However, some substances collected by some of Aduromed's customers, including photographic fixer developer solutions, lead foils and dental amalgam, are considered hazardous wastes.

•
DOT REGULATIONS. The U.S. DOT has put regulations into effect under the Hazardous Materials Transportation Authorization Act of 1994 which requires customers to package and label RMW in compliance with designated standards, and which incorporate blood-borne pathogens standards issued by OSHA. Under these standards, customers must, among other things, identify packaging with a "biohazard" marking on the outer packaging, and medical waste containers must be sufficiently rigid and strong to prevent tearing or bursting and must be puncture-resistant, leak-resistant, properly sealed and impervious to moisture. DOT regulations also require that a transporter be capable of responding on a 24-hour-a-day basis in the event of an accident, spill, or release to the environment of a hazardous material.

•
COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980 ("CERCLA"). CERCLA, established a regulatory and remedial program to provide for the investigation and cleanup of facilities that have released or threaten to release hazardous substances into the environment. CERCLA and state laws similar to it may impose strict, joint and several liabilities on the current and former owners and operators of facilities from which releases of hazardous substances have occurred and on the generators and transporters of the hazardous substances that come to be located at these facilities. Responsible parties may be liable for substantial site investigation and cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with applicable laws and regulations. If a customer were found to be a responsible party for a particular site, it could be required to pay the entire cost of the site investigation and cleanup, even though other parties also may be liable.

•
UNITED STATES POSTAL SERVICE. Customers must obtain permits from the U.S. Postal Service to conduct programs, pursuant to which they mail approved "sharps" (needles, knives, broken glass and the like) containers directly to treatment facilities.

Governmental Regulations-State and Local

Each state has its own regulations related to the handling, treatment and storage of medical waste. Although there are many differences among the various state laws and regulations, many states have followed the medical waste model under the MWTA and have implemented programs under RCRA. State agencies involved in regulating the medical waste industry are frequently the departments of health and environmental protection agencies. In addition, many local governments have ordinances, local laws and regulations, such as zoning and health regulations, including ordinances relating to the disposition of sterilized effluents into sewage systems and municipal disposal sites which affect our customers' operations.

Most states require segregation of different types of medical waste at the hospital or other location where they were created. A majority of states require that the universal biohazard symbol or a label appear on medical waste containers. Storage regulations may apply to the party generating the waste, the treatment facility, the transport vehicle, or all three. Storage rules seek to identify and secure the storage area for public safety as well as set standards for the manner and length of storage. Many states require employee training for safe environmental cleanup through emergency spill and decontamination plans. Many states also require that transporters carry spill equipment in their vehicles. Those states whose regulatory framework relies on the MWTA model have tracking document systems in place.

Pursuant to medical waste incinerator regulations adopted by the EPA in 1997, every state was required by September 1998 to adopt a plan to comply with federal guidelines which, among other things, limit the release of some airborne pollutants from medical waste incinerators to levels prescribed by the EPA. Each state's implementation plan must be at least as restrictive as the federal emissions standards.

Effect of Regulations on the Companies’ Business

The Company manufactures and sells its MedClean® systems that sterilize RMW by sterilization in an autoclave chamber and subsequent shredding of the material enabling the customer to dispose of the residue as municipal solid waste. The operation of the MedClean® system and the disposal of the waste are the responsibility of the customer. As a result, the Company is not subject to the multitude of governmental regulations that typify the handling and disposition of solid waste. Virtually all of the Company’s competitors are subject to one or more of the various regulatory regimes associated with the medical waste disposal business as the systems and services offered by these competitors involve incineration, chemical treatment or transportation of medical waste.

The Company’s customers use landfills operated by parties unrelated to the Company to dispose of treated medical waste from medical facilities. the Company does not own or operate any landfills. Waste is not regulated as hazardous under RCRA unless it contains hazardous substances exceeding certain quantities or concentration levels, meets specified descriptions, or exhibits specific hazardous characteristics. Following treatment, waste from the Company’s MedClean® systems is disposed of as non-hazardous waste.

Competition

RMW has historically been disposed of mainly through the use of off-site hauling contractors and by incineration. Presently, in the U.S. many different types of technologies have been introduced to meet the new regulatory requirements for disposal of RMW. Some of these technologies include:

•
DISINFECTANT. This process involves the simultaneous shredding and disinfecting of the infectious medical waste. The process can only handle small batches in each cycle and has a capacity of approximately 70 to 400 pounds a day, which is not sufficient to handle the overall requirements of most hospitals ranging from 500 to 9,000 pounds per day.

•
CHEMICAL REAGENTS. The use of chemical reagents is subject to federal laws and regulations of the EPA that classify the chemicals involved as "pesticides". Also, there is considerable limitation on the volumes that can be treated by this method. It is not suitable for disposal of infectious medical waste generated by hospitals and other large medical facilities since it does not have the capacity to handle such volumes.

•
MICROWAVE TECHNOLOGY. Microwave technology is a process of disinfection that exposes material to moist heat generated by microwave energy. Use of this technology requires that proper precautions be taken to exclude the treatment of hazardous material so that toxic emissions do not occur. The complete unit must also be operated under negative pressure as infectious waste is normally shredded prior to disinfection and may create conditions where infection can be transformed into an aerosol prior to treatment. Also, offensive odors may be generated around the unit. The capital cost and space requirement for this type of system is relatively high.

•
THERMAL PROCESSES. Thermal processes are dry heat processes and do not use water or steam, but forced convection, circulating heated air around the waste or using radiant heaters. Companies have developed both large and small dry-heat systems, operating at temperatures between 350°F-700°F. Use of dry heat requires longer treatment times with precautions required to prevent potential combustion of the waste material during each cycle.

•
HIGH HEAT THERMAL PROCESSES (PYROLYSIS). A pyrolysis system would involve chemical decomposition of organic medical waste by intense heat (at least 800 degrees F) in an anaerobic atmosphere that produces combustible gases, including carbon monoxide, hydrogen and methane. These gases must be flared off or treated in a secondary combustion chamber. Particulate removal equipment such as fabric filters or wet scrubbers would also be required. The use of a pyrolysis system has not been commercialized as a method for converting infectious medical waste.

•	RADIATION. Electron beam technology creates ionized radiation, damaging cells of microorganisms. Workers must be protected with shields and remain in areas secured from the radiation.

•
CHEMICAL TECHNOLOGIES. Disinfecting chemical agents that integrate shredding and mixing to ensure adequate exposure are used by a variety of competitors. Chlorine based chemicals, using sodium hypochlorite and chlorine dioxide, are somewhat controversial as to their environmental effects and their impact on wastewater. Non-chloride technologies are varied and include parasitic acid, ozone gas, lime based dry powder, acid and metal catalysts as well as alkaline hydrolysis technology used for tissue and animal waste.

Among the Company’s competitors are Stericycle, Inc., San-I-Pak, Tempico Inc., Bondtech Corporation, Red Bag Solutions, Inc. and Caprius Inc.

Sources and Availability of Raw Materials and Names of Principal Suppliers

Generally, access to raw materials and third party fabricators for the MedClean® Systems is available from multiple sources that allow Aduromed flexibility of choice.

The various equipment components of the systems are supplied by the following principal suppliers:

•	Autoclave:	SteelCraft Industries Limited
•	Shredder:	Weima America Corporation
•	Aluminum QuietCarts®:	Specialty Metal Products, Inc.
•	Cart liners:	MPF, Inc.

The hardware for the control panel are stock items that may be purchased from any number of distributors for such manufacturers as Square D, Siemens Corporation, Magnatrol and Cutler Hammer. The software for the control panel is a proprietary property of the Company.

Company Partnerships

During the past four years, the Company has focused significant time and effort on developing partnerships with organizations that provide outsourced, non-clinical managed services to hospitals.  These organizations often have long term relationships with hospitals being targeted by the Company.  The Company established a formal agreement with industry leader Aramark in 2005 and less formal relationships with other key players, such as Sodexho.  Together, these relationships have assisted the Company in establishing a number of installations.  However, the relationships have proved neither scalable nor consistent.  In fact, the Aramark relationship has not yielded a new installation since July of 2007, while the relationships with Sodexho and several other lesser industry participants continue to be ad hoc.

Effective June 22, 2009 the Company and Aramark mutually agreed to terminate their formal agreement.  The terms of the termination provide that the Company will continue to provide maintenance services and consumable products to existing Aramark customers with installed MedClean systems through existing contract terms, which range from July 31, 2011 through June 14, 2014. The terms of the termination further provide that the Company will pay Aramark a ten percent commission with respect to Aramark customers who are currently considering purchase of a of MedClean system (“Pipeline Customers”) if such purchase closes prior to September 30, 2009 (March 31, 2010 in one case). With the termination of the formal agreement, the Company is free to negotiate and process any sales of MedClean systems to Aramark customers, including Pipeline Customers, directly with such customers.

The Company believes that its new container strategy as well as additional product financing options for customers provides an excellent opportunity to re-energize and re-define these partnerships, and the Company is currently working towards continuing to develop relationships with Aramark, Sodexho and others.

The Weima Agreement

The Company is party to an agreement with Weima America, Inc., dated as of April 8, 2004, pursuant to which the Company has the exclusive distribution rights in the United States to Weima's single-shafted shredder and other shredder machines for use in medical waste markets (the “Weima Agreement”).

This is the type of shredder used by the Company in its MedClean® systems. The Weima Agreement may be terminated by either party on thirty (30) days notice.

Employees

As of August 15, 2009 the Company had 11 full time employees.

Properties

The Company presently leases approximately 11,856 square feet of combined office and warehouse space on the upper level of a building at 3 Trowbridge Drive, Bethel, CT 06801 for a term of ten (10) years under a lease agreement, dated February 3, 2006. At our option, the term of lease may be renewed for an additional five (5) years. Base rent is set at the rate of $8,151 per month with annual increases of 3% commencing after the second year. Additional rent would be charged on a “triple net” basis for taxes, insurance and utilities. On November 1, 2008, the Company began leasing the remaining 11,834 sq ft of space at 3 Trowbridge Drive, Bethel, CT. The lease is a triple net lease commencing November 1, 2008 and terminating October 31, 2011. The base rent for the first year is $5.50 per sq. ft. with 3% increases for each of the following two years. The additional space will be used to assemble our systems.

On November 1, 2008 the Company commenced leasing a four office suite in Scotch Plains, NY for $3,710 per month for 12 twelve months.

 MANAGEMENT

Executive Officers and Directors

As of August 15, 2009 the directors and executive officers of MTI were as follows:

Joseph A. Esposito	57	Director, Chairman
Scott Grisanti	47	Director, President and CEO
Cheryl Kaine Sadowski	41	Chief Financial Officer and Treasurer
Jay S. Bendis	62	Director
Elan Gandsman	68	Director
Ronald A. LaMorte	70	Director
Kenneth L. Londoner	41	Director

Following is a brief summary of the background and experience of each director and executive officers of MTI:

Mr. Esposito was elected as a director and as Chairman of the board of directors effective August 4, 2008. Mr. Esposito’s consulting agreement dated August 27, 2007 pursuant to which he acts as corporate and business development advisor to the Company was extended for an additional three-year period. For the past two years Mr. Esposito has been providing strategic advisory services to growth companies including several of the portfolio companies at Insight Venture Partners, a private equity firm with more than $1.5 billion under management. Prior to this he was President and CEO of eResearch Technology, Inc., a leading provider of technology and services to collect, process, and distribute cardiac safety and clinical data for companies in the life sciences industry.

By the terms of his consulting agreement, Mr. Esposito will serve for a term continuing until August 4, 2011. Mr. Esposito’s consulting agreement contains covenants of confidentiality and assignments of proprietary intellectual property rights.

Mr. Esposito owns, beneficially and of record, 28,900,000 shares with options and warrants to purchase currently an additional 120,000,000 shares of Common Stock at $0.004 per share and additional 14,000,000 shares of Common Stock at $0.0075 per share.

Mr. Grisanti was elected as a director and as President and Chief Executive Officer of MTI on September 2, 2008. Prior to joining the Company, Mr. Grisanti was the Executive Vice President of Sales, Marketing and Services at Primavera Systems, Inc., a leading provider of program and portfolio management application software and services solutions used to manage large capital projects in targeted market segments. Prior to joining Primavera, Grisanti served as Executive Vice President and Chief Marketing Officer for eResearchTechnology, Inc., a leading provider of technology and services for the new drug development industry. Previously, Grisanti served in an executive sales management capacity at supply chain execution application solution providers ClearCross, Inc. and Optum, Inc. He received his bachelor degree in English and Journalism from Rutgers University, where he was elected to Phi Beta Kappa.

By the terms of his employment agreement, Mr. Grisanti will serve for a term continuing until September 2, 2011. Mr. Grisanti’s employment agreement contains covenants of confidentiality and assignments of proprietary intellectual property rights.

Mr. Grisanti owns, beneficially and of record, 20,000,000 shares with options and warrants to purchase currently an additional 136,666,667 shares of Common Stock at $0.004 per share and additional 10,000,000 shares of Common Stock at $0.0075 per share.

Ms. Kaine Sadowski has been Vice-President and Controller of MTI since October 2008. From August 2004 until October 2008 she held several positions at eResearchTechnology, Inc. in Bridgewater, New Jersey, including Vice President, Business Management and Senior Director, Business Management, where she was responsible for the Professional Services, Project Management, Customer Care, Research & Development, IT and Cardiac Safety Divisions.

By the terms of her employment agreement, Ms. Sadowski serves in an at will capacity. Ms. Sadowski’s employment agreement contains covenants of confidentiality and assignments of proprietary intellectual property rights.

Ms. Sadowski owns, beneficially and of record, options to purchase currently 28,020,994 shares of Common Stock at $0.004 per share.

Mr. Bendis has been President of Transfer Technology Consultants during the past 15 years specializing in transferring new biotech product concepts from design to commercialization. From 2005 to 2008 he was President and CEO of Clinical Analysis Corp., which has developed a hand-held diagnostic system for patient point-of-care testing.  He was Managing Partner in the Crystal Corridor Group which worked with Kent State University's Liquid Crystal Institute in facilitating liquid crystal technology from 2000 to 2005. He was Executive Vice President of American BioMedica Corp which develops and markets on-site drugs of abuse diagnostic kits from 1995 to 2000. He was President and Co-founder of Emerging Technology Systems which is a research and development company in the diabetic markets from 1993 to 1999. His prior management positions had been with XANAR Laser Corp, a division of Johnson & Johnson as the National Sales Manager and IVAC Corp a division of Eli Lilly as Sales and Marketing Manager.  He has also served as a member of the Edison BioTechnology Center Advisory Council for the State of Ohio and serves of the Boards of several private companies. Mr. Bendis owns 269,250 shares held of record and options to purchase 4,950,000 shares at an exercise price of $0.004 per share.

Dr. Gandsman has since 1993 been Director of Environmental Health and Safety at Yale University in New Haven, Connecticut. He holds a BS degree in physics and math from the University of Buenos Aires, and MSc and PhD degrees in physics from Tel Aviv University. Mr. Gandsman owns options to purchase currently 4,950,000 shares of the Company’s Common Stock at an exercise price of $0.004 per share.

Mr. LaMorte is a Certified Public Accountant. During the period from 1999 through 2003, and for several years prior thereto, he had been a Managing Principal of Dworken, Hillman, LaMorte & Sterczala, a public accounting firm in Shelton, Connecticut. He retired from the firm in December 2003. Mr. LaMorte holds a BS degree from the University of Connecticut. Mr. LaMorte owns options to purchase currently 4,950,000 shares of the Company’s Common Stock at an exercise price of $0.004 per share.

Mr. Londoner has served as the head of Business Development and Corporate Finance for NewCardio, Inc. (OTC BB: NWCI), a cardiac diagnostic and services company since November 2006. Previously, he was Co-Founder and Executive Vice President of Safe Ports, LLC and its wholly-owned subsidiary, Carolina Linkages, Inc., a Charleston, S.C.-based port security services and intermodal transportation infrastructure development company since July 2005. From February 1997 until July 2005 he was the founder, CEO and General Partner of Red Coat Capital Management, a U.S. equity long/short hedge fund. From June 1991 until February 1997 he was a Vice President and Investment Officer for J. & W. Seligman & Co. He began his professional career as a mutual fund accountant for State Street Bank and Trust, Inc. in Boston in September 1989. Mr. Londoner received a BA Economics from Layfayette College, Easton, PA and a MBA Finance from New York University, New York, NY.

Mr. Londoner owns, beneficially and of record, 4,750,000 shares, a warrant issued August 4, 2008 to purchase 4,000,000 shares of common stock at an exercise price of $0.0075 per share and an option to purchase 4,000,000 shares at an exercise price of $0.004 per share.

The Board of Directors has standing Audit, Compensation and Nominating Committees.

The Audit Committee reviews with our independent public accountants the scope and timing of the accountants' audit services and any other services they are asked to perform, their report on our financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls.  In addition, the Audit Committee reviews the independence of the independent public accountants and makes annual recommendations to the Board of Directors for the appointment of independent public accountants for the ensuing year.  Mr. LaMorte serves as a member of the committee and acts as its “audit committee financial expert” as that term is used in Item 407 of Regulation S-K (17 CFR 229.407) and is “independent” as that term is used in Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act. The Audit Committee met four times during the fiscal year ended December 31, 2008.

The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company.  The Compensation Committee did not meet during the fiscal year ended December 31, 2008.

The Nominating Committee reviews and recommends to the Board of Directors nominees for the position of director for the Board of Directors.  The Nominating Committee did not meet during the fiscal year ended December 31, 2008.

Director Compensation

The following table sets forth the aggregate cash and other compensation paid by the Company to its independent directors for the year ended December 31, 2008.

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)
Jay Bendis	17,100	-0-	34,895
Elan Gandsman	16,700	-0-	34,895
Ronald LaMorte	16,200	-0-	34,895
Kenneth Londoner	2,500		70,213
Paul Farrell	-0-	-0-	-0-

Directors also receive customary reimbursement for out-of-pocket expenses. Payments are made on quarterly basis.

Combined meetings of the boards of directors of MTI and Aduromed are considered a single meeting for purposes of the foregoing compensation schedule, while the same schedule will apply to any separate meetings of Aduromed's board of directors.

Executive Compensation

The following table sets forth the aggregate cash compensation paid by the Company to (i) its Chief Executive Officer and (ii) its two most highly compensated officers whose cash compensation exceeded $100,000 for services performed during the two years ended December 31, 2008.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Scott Grisanti(1) President/CEO	2008	92,308	-0-	-0-	-0-	-0-	-0-	2,954	(4)

Damien Tanaka(2)	2008	253,077	-0-	-0-	-0-	-0-	-0-	39,998	(5)
former Chief Development Officer	2007	250,000	-0-	-0-	-0-	-0-	-0-	38,928	(5)

Kevin Dunphy(3)	2008	161,538	-0-	-0-	-0-	-0-	-0-	19,674	(6)
CFO	2007	150,000	-0-	-0-	-0-	-0-	-0-	23,337	(6)

(1) Effective September 2, 2008 the Company and Mr. Grisanti entered into a three-year employment agreement, which provided that he would act as President and Chief Executive Officer of the Company and Aduromed at a minimum annual base salary of $300,000 to be reviewed each year by the board of directors, plus a cash bonus based upon the Company’s attaining financial objectives determined annually by the board, not to exceed 60% of his base salary

(2) The Company had a five-year employment agreement with Mr. Tanaka, dated September 30, 2005, which provided that he would act as President and Chief Executive Officer of the Company and Aduromed at a minimum annual base salary of $250,000, to be reviewed each year by the board of directors, plus a cash bonus based upon the Company’s attaining financial objectives determined annually by the board, not to exceed 100% of his base salary. Effective September 2, 2008 the Company and Mr. Tanaka entered into a three-year employment agreement, which provided that he would act as Chief Development Officer of the Company and Aduromed at a minimum annual base salary of $260,000, to be reviewed each year by the board of directors, plus a cash bonus based upon the Company’s attaining financial objectives determined annually by the board, not to exceed 25% of his base salary. Mr. Tanaka retired as Chief Development Officer of the Company and Aduromed and as a director of the Company and Aduromed effective December 31, 2008. The Company has agreed to pay Mr. Tanaka his base salary and certain benefits through December 31, 2009.

 (3)The Company had a five-year employment agreement with Mr. Dunphy, dated September 30, 2005, which provided that he would act as Chief Financial Officer of the Company and Aduromed at a minimum annual base salary of $150,000, to be reviewed each year by the board of directors, plus a cash bonus based upon the Company’s attaining financial objectives determined annually by the board, not to exceed 100% of his base salary. Effective August 4, 2008 the Company and Mr. Dunphy entered into a one-year employment agreement, which provided that he would act as Chief Financial Officer of the Company and Aduromed at a minimum annual base salary of $175,000, to be reviewed each year by the board of directors, plus a cash bonus based upon the Company’s attaining financial objectives determined annually by the board, not to exceed 25% of his base salary. Effective August 4, 2009 Mr. Dunphy’s employment agreement was not renewed.

(4) For the year 2008, includes perquisites for the use of a motor vehicle amounting to $2,954

(5) For the years 2008 and 2007, includes perquisites covering supplemental term life insurance amounting to $8,279 each year, use of a motor vehicle $2,872 and $1,498, disability benefits amounting to $20,701 and $22,053 and club membership amounting to $8,146 and $7,098 respectively. Mr. Tanaka did not receive any separate compensation for acting as a director of the Company or Aduromed.

(6) For the years 2008 and 2007, includes perquisites covering supplemental term life insurance amounting to $2,858 each year, use of a motor vehicle amounting to $940 and $2,202, disability benefits amounting to $11,444 and $12,359 and club membership amounting to $4,432 and $5,918 respectively. Mr. Dunphy did not receive any separate compensation for acting as a director of the Company or Aduromed.

We do not have any annuity, retirement, pension or deferred compensation plan or other arrangements under which any executive officers are entitled to participate without similar participation by other employees.

	Option Awards
A	B	C	D	E	F	G
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
S. Grisanti	8/4/2008	21,328,000	10,672,000		$.0.025	8/4/2016

Total		21,328,000	10,672,000
D. Tanaka	1/23/2006	3,006,625	0		$0.06	9/23/2012
	8/4/2008	13,340,000	6,660,000		$.0.025	8/4/2016
Total		16,346,625	6,660,000
K. Dunphy	1/23/2006	987,250			$0.14	5/31/2011
	1/23/2006				0.14	5/31/2011
	8/4/2008	6,670,000	3,330,000	542,034	$0.025	8/4/2016
Total		7,657,250	3,330,000	542,034

Vesting Schedule for Unexercisable Options

Name	Grant Date	2009	2010

S. Grisanti	8/4/2008	5,336,000	5,336,000
D. Tanaka	8/4/2008	3,330,000	3,330,000
K. Dunphy	8/4/2008	1,665,000	1,665,000
Total		10,331,000	10,331,000

Note: the Company has no stock award program

SECURITY OWNERSHIP

The following tables and footnotes set forth as of August 15, 2009, the number and percentage of the outstanding shares of Common Stock, on a fully diluted basis, which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of MTI, (ii) each executive officer, (iii) all current directors and executive officers of MTI as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding Common Stock.

Except as otherwise noted, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Security Ownership of Beneficial Owners of More than 5% of Each Class of MTI’s Voting Securities

Title of	Name and Address of	Amount and Nature of	Percentage of
Security	Beneficial Owner	of Beneficial Ownership	Class

Common Stock	Manatuck Hill Partners, LLC(1)(7) 1465 Post Road East Westport, CT 06880	196,049,889	34.91%

Common Stock	Sherleigh Associates Inc. Defined Benefit Pension Plan(2)(7) 920 Fifth Avenue #3B New York, NY 10021 153 E. 53rd Street, 55th Floor New York, NY 10022	80,031,397	14.25%

Common Stock	Ronald I. Heller(3)(7) 700 East Palisade Avenue Englewood Cliffs, NJ 07632	59,693,627	10.63%

Common Stock	Joseph Esposito(4) 3 Trowbridge Drive Bethel, CT 06801	162,900,000	29.01%

Common Stock	Scott Grisanti(5) 3 Trowbridge Drive Bethel, CT 06801	166,666,667	29.68%

Common Stock	Truk International Fund LP and Shelter Island Opportunity Fund, LLC (6) One East 52nd Street 6th Floor New York, New York 10022	40,485,721	7.21%

(1) Consists of (i) 131,097,456 shares owned of record, and (ii) 64,952,433 shares issuable upon exercise of warrants at an exercise price of $0.0075 per share.
(2) Consists of (i) 44,059,836 shares owned of record, and (ii) 35,971,561 shares issuable upon exercise of warrants at an exercise price of $0.0075 per share.

(3) Consists of (i) 41,360,294 shares owned by Heller Capital Investments, over which Mr. Heller has sole voting and investment control, and (ii) 18,333,333 shares owned by Mr. Heller’s IRA account. Mr. Heller’s son’s IRA account holds 7,314,348 shares of record with respect to which Mr. Heller disclaims beneficial ownership.
(4) Consists of (i) 8,900,000 shares of record owned by E4 LLC, which is controlled by Mr. Esposito, (ii) 20,000,000 shares of record owned by Mr. Esposito’s IRA account, (iii) 12,000,000 shares issuable upon exercise of warrants held by E4 LLC at an exercise price of $0.004 per share, (iv) 4,000,000 shares issuable upon exercise of warrants held by E4 LLC at an exercise price of $0.0075 per share, (v) 10,000,000 shares issuable upon exercise of warrants held by Mr. Esposito’s IRA account at an exercise price of $0.0075 per share, (vi) 8,000,000 shares issuable upon exercise of options held by Mr. Esposito at an exercise price of $0.004 per share, and (vii)  100,000,000 shares issuable upon exercise of options held by E4 LLC at an exercise price of $0.004 per share.
(5) Consists of (i) 20,000,000 shares owned of record, (ii) 10,000,000 shares issuable upon exercise of warrants at an exercise price of $0.0075 per share, (iii) 16,000,000 shares issuable upon exercise of warrants at an exercise price of $0.004 per share, (iv) 10,666,667 shares issuable upon exercise of options at an exercise price of $0.004 per share, and (v)  110,000,000 shares issuable upon exercise of options held at an exercise price of $0.004 per share.
(6) Consists of (i) 11,704,861 shares owned of record by Shelter Island Opportunity Fund LLC, (ii) 17,040,000 shares issuable upon exercise of warrants held by Shelter Island Opportunity Fund LLC at an exercise price of $0.025 per share, (iii) 4,780,860 shares owned of record by Truk International Fund, LP (iv) 6,960,000 shares issuable upon exercise of warrants held by Truk International Fund, LP at an exercise price of $0.025 per share.
(7) In accordance with the Master Restructuring Agreement (i) Sherleigh Associates Inc. Defined Benefit Plan has the right to two (2) nominees each to be elected members of the Company’s board of directors, and (ii) Heller Capital Investments has the right to one (1) nominee to be elected a member of the Company’s board of directors.

Security Ownership of Management (Directors and Executive Officers)
Title of	Name and Address of	Amount and Nature of	Percentage of
Security	Beneficial Owner	of Beneficial Ownership	Class

Common Stock	Joseph Esposito(1) 3 Trowbridge Drive Bethel, CT 06801	162,900,000	29.01%

Common Stock	Scott Grisanti(2) 3 Trowbridge Drive Bethel, CT 06801	166,666,667	29.68%

Common Stock	Cheryl Kaine Sadowski (3) 3 Trowbridge Drive Bethel, CT 06801	28,020,994	4.99%

Common Stock	Jay S. Bendis (4) 71 Springcrest Drive Akron, OH 44333	5,219,250	<1%

Common Stock	Ronald A. LaMorte (5) 336 Haystack Hill Road Orange, CT 06470	4,950,000	<1%

Common Stock	Elan Gandsman (6) 135 College Street New Haven, CT 06510	4,950,000	<1%

Common Stock	Kenneth Londoner (7) 10 Red Coat Road Westport, CT 06880	12,750,000	2.27%

Common Stock	All Directors and Executive Officers As a Group	385,456,911	68.64%

 (1) Consists of (i) 8,900,000 shares of record owned by E4 LLC, which is controlled by Mr. Esposito, (ii) 20,000,000 shares of record owned by Mr. Esposito’s IRA account, (iii) 12,000,000 shares issuable upon exercise of warrants held by E4 LLC at an exercise price of $0.004 per share, (iv) 4,000,000 shares issuable upon exercise of warrants held by E4 LLC at an exercise price of $0.0075 per share, (v) 10,000,000 shares issuable upon exercise of warrants held by Mr. Esposito’s IRA account at an exercise price of $0.0075 per share, (vi) 8,000,000 shares issuable upon exercise of options held by Mr. Esposito at an exercise price of $0.004 per share, and (vii)  100,000,000 shares issuable upon exercise of options held by E4 LLC at an exercise price of $0.004 per share.
(2) Consists of (i) 20,000,000 shares owned of record, (ii) 10,000,000 shares issuable upon exercise of warrants at an exercise price of $0.0075 per share, (iii) 16,000,000 shares issuable upon exercise of warrants at an exercise price of $0.004 per share, (iv) 10,666,667 shares issuable upon exercise of options at an exercise price of $0.004 per share, and (v)  110,000,000 shares issuable upon exercise of options held at an exercise price of $0.004 per share.
(3) Consists of 28,020,994 shares issuable upon exercise of options at an exercise price of $0.004 per share.

(4) Consists of (i) 269,250 shares held of record and (ii) 4,950,000 shares issuable upon exercise of options at an exercise price of $0.004 per share.
(5) Consists of 4,950,000 shares issuable upon exercise of options at an exercise price of $0.004 per share.
(6) Consists of 4,950,000 shares issuable upon exercise of options at an exercise price of $0.004 per share.
(7) Consists of (i) 4,750,000 shares held of record (ii) 4,000,000 shares issuable upon exercise of warrants at an exercise price of $0.0075 per share, and 4,000,000 shares issuable upon exercise of options at an exercise price of $0.004 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2008 the following directors of the Company were “independent” in accordance with standards applied by the NASDAQ: Jay Bendis, Elan Gandsman, Ronald A. LaMorte, Paul Farrell and Kenneth Londoner. All members of the Compensation Committee and the Nominating Committee are independent in accordance with standards applied by the NASDAQ. NASDAQ further requires that members of the Audit Committee satisfy the standards for independence set forth in the Sarbanes-Oxley Act of 2002 (“SOX”). All members of the Audit Committee were independent pursuant to the standards for independence set forth in SOX during 2008.

For each director identified as independent above, there were no transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent.

Mr. Joseph Esposito was elected as Chairman of the Board of Directors of the Company and the Company’s former subsidiary, Aduromed Corporation, effective August 4, 2008 and continues to hold the position of Chairman of the Company. In August 2007 Mr. Esposito, through his wholly owned company, E4 LLC, entered into a twelve month business consulting agreement with the Company. As compensation pursuant to such agreement Mr. Esposito received 7,500 shares of the Company’s common stock per month for twelve months, and $8,500 per month for twelve months. Effective August 4, 2008 Mr. Esposito, through E4 LLC, entered into a new three year business consulting agreement with the Company. As compensation pursuant to the new agreement, Mr. Esposito receives $72,000 per quarter, payable quarterly in advance. In addition, Mr. Esposito received (i) a common stock purchase warrant to purchase 12,000,000 shares of Company common stock at an exercise price of $0.025 per share, exercisable for five years, and (ii) an option to purchase 12,000,000 shares of Company common stock at an exercise price of $0.025 per share, which option vested immediately with respect to 4,000,000 shares, vests with respect to an additional 4,000,000 shares on August 4, 2009 and the remaining 4,000,000 shares on August 4, 2010. Effective May 1, 2009, in return for making certain consultancy fee concessions for the period May 1, 2009 through December 31, 2009, Mr. Esposito, through E4 LLC, received an option to purchase 100,000,000 shares of common stock at an exercise price of $0.004 per share and had the options and warrants described in the foregoing sentence repriced by the board of directors of the Company to $0.004 per share.

Any future transactions or loans between us and our officers, directors, principal stockholders or affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party, and will be approved by a majority of disinterested directors.

DESCRIPTION OF SECURITIES

General

The following summary includes a description of material provisions of the Company’s capital stock.

Authorized and Outstanding Securities

The Company is authorized to issue 3,500,000,000 shares of Common Stock par value $0.0001 per share (the ‘‘Common Stock’’), and 60,000,000 shares of preferred stock par value $0.0001 per share. As of August 15, 2009, there were issued and outstanding:

•	561,542,968 shares of Common Stock.

•
Warrants issued originally by Aduromed which were converted to warrants of the Company and warrants of the Company issued to various parties including employees of the Company for the purchase of 51,737,886 shares of Common Stock at prices varying from $0.004 to $0.55710 per share through various dates the latest of which is August 4, 2013.

•
Warrants for the purchase of 28,100,000 shares issued in connection with new capital raised or existing capital converted under the Master Restructuring Agreement at a price of $0.025 per share through August 4, 2013.

•
Warrants for the purchase of 167,419,111 shares issued in connection with new capital raised or existing capital converted under the Master Restructuring Agreement at a price of $0.0075 per share through August 4, 2013.

•
Options issued originally by Aduromed which were converted to options of the Company and options of the Company issued to various parties including employees and directors of the Company for the purchase of 539,358,950 shares of Common Stock at prices varying from $0.004 to $0.55 per share through various dates the latest of which is November 16, 2016.

Common Stock

Holders of the Company’s Common Stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by the board of directors. No dividends have ever been declared by the Board of Directors on the Common Stock. Holders of the Company’s Common Stock do not have cumulative voting rights and are entitled to one vote per share on all matters to be voted upon by stockholders with the result that if the holders of more than 50% of the shares of Common Stock,voted they could elect all of the directors. The Common Stock is not entitled to preemptive rights and is not subject to redemption, including sinking fund provisions, or conversion. Upon the liquidation, dissolution or winding up of the Company, the assets, if any, legally available for distribution to stockholders, are distributable ratably among the holders of the Common Stock after payment of all classes or series of the Company’s preferred stock. All outstanding shares of the Common Stock are validly issued, fully-paid and nonassessable. The rights, preferences and privileges of holders of the Common Stock are subject to the preferential rights of all classes or series of preferred stock currently outstanding or issued in the future.

Preferred Stock

The board of directors of the Company has the authority, without further action by the stockholders, to issue from time to time, the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of the Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock. Additionally, the issuance of preferred stock with voting and/or conversion rights may adversely affect the voting power of the holders of the Common Stock, including the loss of voting control to others.

SELLING HOLDERS

The selling securities holders (the ‘‘Selling Holders’’) are comprised of: (i) individuals and entities who beneficially own shares of Common Stock, options or warrants received upon the Merger in exchange for their shares of common stock, options or warrants of Aduromed, (ii) members of the Preferred Holders that beneficially own Common Stock converted from Series A and B Preferred Stock or otherwise received in connection with the Master Restructuring Agreement; (iii) members of the Preferred Holders who beneficially own Common Stock Purchase Warrants, and (iv) individuals and entities that beneficially own Placement Agent’s Warrants.

The following table sets forth, as of August 15, 2009 information with regard to the ownership of our Common Stock, options, warrants, Investor Warrants, and Placement Agent Warrants, of each of the Selling Holders. The term ‘‘Selling Holders’’ includes the holders listed below and their respective transferees, assignees, pledges, donees and other successors.

There are no compensation fees payable under financing agreements with selling holders, including future transactions.

Because the Selling Holders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Holders after such offering can be provided and the following table has been prepared on the assumption that all securities offered under this Prospectus will be sold.

	Shares
	Beneficially	Percent		Amount	Percent
	Owned Prior	Beneficially	Shares	Beneficially	Beneficially
	to	Owned Before	To be	Owned After	Owned After
Name(1)	Offering(2)	Offering	Offered	Offering(3)	Offering

Damien Tanaka(4)	3,904,124	*	3,904,124	—	*
Paul Tanaka(47)	35,900	*	35,900	—	*
Laura Mohammed(47)	35,900	*	35,900	—	*
Peter Tanaka(47)	35,900	*	35,900	—	*
Francis Tanaka(47)	35,900	*	35,900	—	*
Dorothy Englehart(47)	17,950	*	17,950	—	*
Clare Folvik(47)	17,950	*	17,950	—	*
Kevin Dunphy(5)	1,529,284	*	1,529,284	—	*
[Intentionally left blank](6)
Ralph Toro(7)	1,147,731	*	1,147,731	—	*
Jay Bendis(37)	269,250	*	269,250	—	*
[Intentionally left blank](10)(38)
Norman C. Kristoff(11)(38)(39)	1,346,250	*	1,346,250	—	*
Delphinian Quest Advisors, L.L.C(12)(35)(38)	434,579	*	434,579	—	*
[Intentionally left blank](13)
Stelle B. Kristoff(15)(39)	229,760	*	229,760	—	*
Bjoem Reinke(48)	125,650	*	125,650	—	*
Klaus Huebner(48)(50)	66,415	*	66,415	—	*

Arno Rieck(48)	44,875	*	44,875	—	*
Joerg Luehring(48)	21,540	*	21,540	—	*
Heiko Storz(48)	17,950	*	17,950	—	*
Franz Peter Gruber(48)	5,385	*	5,385	—	*
Ursel Jarschel(48)	44,875	*	44,875	—	*
Rainer Seifert and Christel Seifert JT TEN)(49)	44,875	*	44,875	—	*
Berward Talleur(49)	26,925	*	26,925	—	*
Hans Juergen Herbst(49)	35,900	*	35,900	—	*
Rob Meyer(18)	359,000	*	359,000	—	*
John Meyer(19)	538,500	*	538,500	—	*
Peter M. Conetta(51)	164,525	*	164,525	—	*
Rick L. Ackerman(51)	73,263	*	73,263	—	*
T Krawiecki Jr. & Sharon M. Krawiecki JTWROS(51)	85,263	*	85,263	—	*
Christopher J. & Jill L. Winners (JTWROS)(20)	1,445,857	*	1,445,857	—	*
Manatuck Hill Scout Fund, L.P.(21)	13,905,552	2.54%	13,905,552	—	*
Manatuck Hill Mariner Master Fund, L.P.(22)	7,620,428	1.39%	7,620,428	—	*
Manatuck Hill Navigator Offshore Fund, Inc.(23)	5,877,224	1.07%	5,877,224	—	*
Pequot Diversified Master Fund, Ltd.(24)	233,601	*	233,601	—	*
Premium Series PCC Limited Cell 33(25)	362,694	*	362,694	—	*
Sherleigh Associates, Inc., Defined Benefit Plan(26)	15,745,614	2.87%	15,745,614	—	*
Kuhns Brothers, Inc(27)	436,468	*	436,468	—	*
John Starr(28)	872,937	*	872,937	—	*
John Kuhns(29)	219,777	*	219,777	—	*
Paul Kuhns(30)	39,679	*	39,679	—	*
Mary Fellows(31)	108,235	*	108,235	—	*
Jay Gutterman(32)	72,304	*	72,304	—	*
Sam Schoen(33)	198,395	*	198,395	—	*
Robert Drak(34)	36,152	*	36,152	—	*
Vernon Oberholtzer(35)	55,110	*	55,110	—	*
Total Shares	57,925,446	100%	57,925,446

*	Indicates less than 1%.

1.
Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

2.
Beneficial ownership includes all shares a holder owns directly or may acquire through options and warrants exercisable within sixty days. Unless otherwise indicated in the footnotes to this table, the term of all warrants and options is five years from the date of issuance.

3.	Assumes the sale of all shares offered hereby.

4.
Consists of 3,904,124 shares issuable upon exercise of warrants at an exercise price of $0.004. Mr. Tanaka was a director of MTI since the Merger until December 31, 2008 and was the President and CEO of MTI from the Merger until September 2, 2008 when he assumed the title of Chief Development Officer. Mr. Tanaka retired as of December 31, 2008 from his director and officer positions. Brothers and sisters of Mr. Tanaka own 179,500 shares of Common Stock of record with respect to which Mr. Tanaka disclaims beneficial ownership.

5.
Consists of 1,529,284 shares issuable upon exercise of options at an exercise price of $0.004 per share. Mr. Dunphy was the Chief Financial Officer, and Treasurer of the Company from January 2006 to August 4, 2009 and a director of the Company from January 2006 to November 2008.

6.	[Intentionally left blank]

7.
Includes (i) 254,250 paid as employment incentive compensation on January 30, 2003, and (ii) 893,481 shares issuable upon exercise of options at an exercise price of $0.004 per share. Mr. Toro is currently the Director of Technical Services of MTI.

8.	[Intentionally left blank]

9.	[Intentionally left blank]

10.	[Intentionally left blank]

11.	Mr. Kristoff was a director of Aduromed from the date of its organization in 2002 until his resignation on November 15, 2005.

12.
Consists of (i) 269,250 shares of MTI Common Stock (post-Merger) originally issued by Aduromed as an investor advisor’s fee on October 16, 2002, and (ii) 165,329 shares issuable upon conversion of Placement Agent Warrants, issued in January, 2006, at an exercise price of $0.37883 per share.

13.	[Intentionally left blank]

14.	[Intentionally left blank]

15.
Consists of (i) 44,875 shares MTI Common Stock (post Merger) originally issued as Aduromed common shares in a private placement financing transaction on September 31, 2002, with (ii) 95,135 shares MTI Common Stock (post Merger) upon conversion of debt on March 12, 2003, (iii) 44,875 shares MTI Common Stock (post Merger) for a revolver loan on March 24, 2003, and (iv) 44,875 shares of MTI Common Stock for an extension of the revolver loan on September 17, 2003.

16.	[Intentionally left blank]

17.	[Intentionally left blank].

18.
Consists of 359,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share. Rob Meyer is the brother of John Meyer. Each of them disclaims any beneficial ownership in the shares of the other

19.
Consists of (i) 179,500 shares acquired in a private placement financing transaction with Aduromed on August 2, 2005, plus (ii) 359,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

20.
Acquired in a private placement financing transaction with Aduromed on August 2, 2005, and consists of (i) 727,857 shares,plus (ii) 718,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

21.	Consists of (i) 6,952,776 shares, and (ii) 6,952,775 shares issuable upon exercise of Common Stock Purchase Warrants at an exercise price of $0.0075 per share.

22.	Consists of (i) 3,810,214 shares, and (ii) 3,810,214 shares issuable upon exercise of Common Stock Purchase Warrants at an exercise price of $0.0075 per share.

23.	Consists of (i) 2,938,612 shares, and (ii) 2,938,612 shares issuable upon exercise of Common Stock Purchase Warrants at an exercise price of $0.0075 per share..

24.	Consists of 233,601 shares issuable upon exercise of Common Stock Purchase Warrants at an exercise price of $0.0075 per share.

25.	Consists of 362,694 shares issuable upon exercise of Common Stock Purchase Warrants at an exercise price of $0.0075 per share.

26.	Consists of (i) 7,872,807 shares, and (ii) 7,872,807 shares issuable upon exercise of Common Stock Purchase Warrants at an exercise price of $0.0075 per share.

27.	Consists of 436,468 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

28.	Consists of 872,937 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

29.	Consists of 219,777 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

30.	Consists of 39,679 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

31.	Consists of 108,235 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

32.	Consists of 72,304 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

33.	Consists of 198,395 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

34.	Consists of 36,152 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

35.	Includes 55,110 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

36.	[Intentionally left blank]

37.
Consists of the shares issued by Aduromed to Mr. Bendis as a consulting fee on October 16, 2002 which were converted into shares of MTI Common Stock upon the merger of Aduromed with MTI on January 23, 2006. Mr. Bendis has been a director of MTI since the Merger.

38.	Mr. Kristoff owns a 50% voting membership interest in Delphinian Quest Advisors, LLC.

39.	Mr. Kristoff’s mother, Stelle Kristoff owns of record 364,385 shares of Common Stock with respect to which Mr. Kristoff disclaims beneficial ownership.

40.	[Intentionally left blank]

41.	[Intentionally left blank]

42.	[Intentionally left blank]

43.	[Intentionally left blank]

44.	[Intentionally left blank]

45.	[Intentionally left blank]

46.	[Intentionally left blank]

47.	Acquired by gift from Mr. Tanaka on October 16, 2002.

48.
The following selling holders acquired shares, in the amounts and on the dates indicated, of MTI’s Common Stock from Mr. Vernon Oberholtzer, each in a privately-negotiated transaction. Mr. Oberholtzer had acquired the shares as an original issue from Aduromed Corporation as a finder’s fee in October, 2002. Mr. Oberholtzer has never been an officer, director, employee or affiliate of either MTI or Aduromed

Selling Holder	Date of Acquisition	No. of Shares of MTI Common Stock Post Merger
Bjoern Reinke	2/26/04	98,725
Klaus Huebner	3/5/04	44,875
Arno Rieck	3/1/04	35,900
Joerg Luehring	5/27/04	21,540
Heiko Storz	5/27/04	17,950
Franz Peter Gruber	5/27/04	5,385
Ursel Jarschal	6/8/04	44,875

49.
The following selling holders acquired shares, in the amounts and on the dates indicated, of MTI’s Common Stock from Paul T. Chan, each in a privately-negotiated transaction. Mr. Chan had acquired the original shares from Aduromed Corporation as an investment adviser’s fee in October, 2002. From September 13, 2002 until his resignation on December 13, 2002, Mr. Chan was a director and Secretary-Treasurer of Aduromed. Since then he has not been an officer. Director, employee or affiliate of either MTI or Aduromed.

Selling Holder	Date of Acquisition	No. of Shares of MTI Common Stock Post Merger
Rainer Seifert and Christel Siefert JTEN	6/8/04	44,875
Bjoern Reinke	10/28/04	8,975
Berward Taileur	10/28/04	26,925
Arno Rieck	10/28/04	8,975
Bjoern Reinke	1/26/05	17,950
Hans Juergen Herbst	2/23/05	35,900
UWE Struck	8/24/05	13,463

50.
The following selling holders acquired shares, in the amounts and on the dates indicated, of MTI’s Common Stock from Mr. William Lawlor, each in a privately-negotiated transaction. Mr. Lawlor had served as a vice president of Aduromred from October, 2002 until his resignation on June 21, 2005 and acquired the shares as part of his compensation on October 16, 2002.

Selling Holder	Date of Acquisition	No. of Shares of MTI Common Stock Post Merger
Klaus Dieter Paul	11/11/05	62,825
Klaus Huebner	11/11/05	21,540

51.	The following selling holders acquired shares, in the amounts and on the dates indicated, upon exercise of conversion rights under bridge loan promissory notes made by Aduromed in August, 2005:

Selling Holder	Date of Acquisition	No. of Shares of MTI Common Stock Post Merger
Blackmont Capital in Trust for Wm. Griffis	1/13/06	116,675
Peter M. Conetta	1/31/06	170,525
Rick L. Ackerman	1/31/06	85,263
T. Krawiecki Jr. & Sharon M. Krawiecki JTWROS	1/31/06	85,263

The persons listed in footnotes (28)-(35) above acquired their securities (i.e. Placement Agents Warrants) as affiliates of Kuhns Brothers, Inc. which had received them as part of the consideration paid to it for assisting in obtaining the financing from the Investors Group. By agreement with the Company these were ‘‘restricted’’ securities within the meaning of Rule 144 of the Securities Act, and were not acquired to the knowledge of the Company under any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their acquisition.

Except for Kuhns Brothers, Inc. and its affiliates none of the foregoing Selling Holders is known by the Company to be a broker-dealer or a broker-dealer affiliate.

The selling holders that are affiliates of Kuhns Brothers, Inc. within the meaning of the Securities Act of 1933, are ‘‘underwriters’’ within the meaning of the Act.

Except for (i) the relationships between MTI and Aduromed with its officers, directors and employees arising from their serving in those capacities, and (ii) the Company’s agreements with the Investors Group discussed below under this section (‘‘SELLING HOLDERS’’) there are no continuing relationships between the Company and the selling holders.

There are no compensation fees payable under financing agreements with selling holders, including those payable as to future transactions.

Registration Rights Agreement

On January 20, 2006, the Company and Aduromed entered into a registration rights agreement with those entities comprising Investors Group (the ‘‘Purchasers’’), amending and restating a previous agreement between Aduromed and those entities (the ‘‘Registration Rights Agreement’’).

Piggyback Registration Rights

Should the Company propose to register any of its securities under the Securities Act using a registration statement form that may be used for registration of the Registrable Securities to registration statements, each Purchaser would be also entitled under the Registration Rights Agreement, for a period continuing until the earlier of January 19, 2011, and the date upon which such Purchaser shall have sold all its Registrable Securities, to require the Company to include all Registrable Securities the Purchaser may have requested for inclusion in the registration statement (a ‘‘Piggyback Registration’’).

The Piggyback Registration rights are subject to limitation upon that number of Registrable Securities that each Purchaser may include in the Piggyback Registration in the case of registration of a primary offering by the Company through underwriters to the extent the managing underwriter believes a secondary offering of Registrable Securities might materially and adversely effect the underwritten offering. In the event a managing underwriter should request a cutback in the requested inclusion of Registrable Securities such cutback will be imposed upon the requesting Purchasers on a prorated basis, with the right in any requesting Purchaser to withdraw its securities from the Piggyback Registration.

PLAN OF DISTRIBUTION

The Selling Holders (See ‘‘Selling Holders’’ below) may, from time to time, offer and sell the shares of Common Stock and the Common Stock Purchase Warrants included in this Prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. Alternatively, the Selling Holders may exercise these Warrants pursuant to an exemption from registration if one is available at the time, and offer and sell the underlying shares and any unexercised Warrants under this Prospectus. Once exercised, the shares of Common Stock underlying the Common Stock warrants may be sold pursuant to the terms of this Prospectus. The term ‘‘Selling Holders’’ includes pledgees, donees, transferees or other successors in interest selling shares that they acquired after the date of this Prospectus from the Selling Holders as a pledge, gift or other non-sale related transfer. To the extent required, we may amend and supplement this Prospectus from time to time to describe a specific plan of distribution.

Each Selling Holder may make these sales at prevailing market prices or at other negotiated prices. The Selling Holders may use any one or more of the following methods when selling securities covered by this Prospectus:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions; and

•	to cover short sales;

•	broker-dealers may agree with the Selling Holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the Selling Holders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•
enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to them of shares that this Prospectus offers, which the broker-dealer or financial institution may in turn resell pursuant to this Prospectus; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, the broker-dealer or financial institution may in turn resell pursuant to this Prospectus.

In addition, the Selling Holders may sell any shares that qualify for sale pursuant to Rule 144, rather than pursuant to this Prospectus. However, MTI’s "promoters" and their "affiliates" and their transferees, within the meaning of the Securities Act of 1933 (the "Act") both before and after the Merger are "underwriters" within the meaning of the Act. Regardless of technical compliance with Rule 144 under the Act, because AII was a "shell" prior to the Merger, Rule 144 will be unavailable to its promoters and affiliates.

In effecting sales, broker-dealers or agents that the Selling Holders engage may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Holders, in amounts that the parties may negotiate immediately prior to the sale. However, under the NASD rules and regulations, such broker-dealers may not receive a commission or discount in excess of 8% for the sale of any securities registered hereunder.

In offering securities that this Prospectus covers, the Selling Holders, and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Holders, may qualify as ‘‘underwriters’’ within the meaning of the Securities Act in connection with these sales. Any profits that the Selling Holders realize, and the compensation that they pay to any broker-dealer, may qualify as underwriting discounts and commissions.

In order to comply with the securities laws of some states, the Selling Holders must sell the shares in those states only through registered or licensed brokers or dealers. In addition, in some states the Selling Holders must sell the shares only if we have registered or qualified those shares for sale in the applicable state or an exemption from the registration or qualification requirement is available and the Selling Holder complies with the exemption.

We have advised the Selling Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Holders and their affiliates. In addition, we will make copies of this Prospectus available to the Selling Holders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act of 1933, as amended (the ‘‘Securities Act’’). The Selling Holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities, including liabilities arising under the Securities Act.

Upon the Company being notified in writing by a Selling Holder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the number of shares that the Selling Holder is offering;

•	the terms of the offering, including the name of the Selling Holder and any underwriter, dealer or agent;

•	the purchase price paid by any participating broker-dealer or underwriter;

•	any discount, commission and other broker-dealer or underwriter compensation;

•	any discount, commission or concession allowed or reallowed or paid to any dealer;

•	the proposed selling price to the public;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus; and

•	other facts material to the transaction.

The Selling Holders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus. In addition, upon the Company being notified in writing by a Selling Holder that a donee or pledge intends to sell more than 500 shares of Common Stock, a supplement to this Prospectus will be filed if then required in accordance with applicable securities law.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Holders against claims and losses due to material misstatements or omissions made by us (and not by the Selling Holders) in this Prospectus. Each of the Selling Holders has agreed to indemnify us against claims and losses due to material misstatements or omissions made by them.

LEGAL MATTERS

Macpherson Counsel LLP, 444 Madison Avenue, New York, New York 10022 will pass upon the validity of the Common Stock being offered hereby. Sean S. Macpherson, a partner of Macpherson Counsel LLP, currently beneficially owns 400,000 shares of Common Stock of the Company, warrants for the purchase of 200,000 shares of Common Stock at an exercise price of $0.0075 per share and options and warrants for the current purchase of 27,420,994 shares of Common Stock at an exercise price of $0.004 per share.

EXPERTS

The financial statements for the Company for the fiscal years ended 2008 and 2007 have been audited by Child, Van Wagoner & Bradshaw, PLLC, an independent registered public accounting firm, to the extent and for the periods set forth in their respective reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E , Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov ..

MEDCLEAN TECHNOLOGIES, INC.
(FORMERLY ADUROMED INDUSTRIES, INC.)
CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

PAGE

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2009 AND DECEMBER 31, 2008	F1

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2009 AND 2008	F2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008	F3

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008	F4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F5

DECEMBER 31, 2008

INDEX	Page

Report of Independent Registered Public Accounting Firm	F11

Consolidated Balance Sheets as of December 31, 2008 and 2007	F12

Consolidated Statements of Operations for the years ended December 31, 2008 and 2007	F13

Consolidated Statements of Stockholders’ Equity (Deficit) for the two year period ended December 31, 2008	F14

Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007	F15

Notes to the Consolidated Financial Statements	F16

MEDCLEAN TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
ASSETS	2009	2008
	(Unaudited)
Current assets
Cash	$166,191	$1,922,401
Accounts receivable (net of $23,081 allowance)	154,579	176,284
Revenues in excess of billings	7,679	7,679
Inventory	1,307,915	886,351
Prepaid expenses	84,542	24,925
Total current assets	1,720,906	3,017,640

Property, plant and equipment, net	264,454	285,304

Long term deposits	38,260	38,260

Total assets	$2,023,620	$3,341,204

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued liabilities	$265,959	$653,785
Payroll Liabilities	223,374	390,857
Deferred revenue	142,475	136,691
Customer deposits	-	386,428
Billings in excess of revenue	1,506,888	620,639
Notes payable	208,797	202,947
Total current liabilities	2,347,493	2,391,347

Total liabilities	2,347,493	2,391,347

Stockholders' equity (deficit)
Common stock: $.0001 par value; 3,500,000,000 shares authorized; 561,542,968 shares issued and outstanding	56,154	56,154
Additional paid-in capital	24,266,657	20,988,502
Accumulated deficit	(24,646,684)	(20,094,799)
Total stockholders' equity (deficit)	(323,873)	949,857

Total liabilities and stockholders' equity (deficit)	$2,023,620	$3,341,204

See Notes to Consolidated Financial Statements

MEDCLEAN TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended
	June 30,
	2009	2008
Revenues
Contract revenues earned	$-	$330,739
Sales and service revenues	354,755	187,216
Total revenues	354,755	517,955

Cost of sales	225,965	333,484

Gross profit	128,790	184,471

Operating expenses
Salary and wages	1,995,716	362,899
General and administrative expenses	332,018	474,394
Depreciation expense	21,050	21,956
Total operating expenses	2,348,784	859,249

Loss from operations	(2,219,994)	(674,778)

Other income and expenses
Interest income	38	239
Interest expense	(448,203)	(836,081)
Total other income and expenses	(448,165)	(835,842)

Net loss before income taxes	(2,668,159)	(1,510,620)

Provision for income tax benefit	-	-

Net loss	$(2,668,159)	$(1,510,620)

Basic and diluted net loss per common share	$-	$(0.07)

Weighted average common shares outstanding	561,542,968	22,015,101

See Notes to Consolidated Financial Statements

MEDCLEAN TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Six months ended
	June 30,
	2009	2008
Revenues
Contract revenues earned	$-	$854,223
Sales and service revenues	772,182	351,758
Total revenues	772,182	1,205,981

Cost of sales	499,037	809,082

Gross profit	273,145	396,899

Operating expenses
Salaries and wages	3,063,579	801,362
General and administrative expenses	821,536	972,319
Depreciation expense	44,159	44,315
Total operating expenses	3,929,274	1,817,996

Loss from operations	(3,656,129)	(1,421,097)

Other income and expenses
Interest income	944	614
Interest expense	(896,700)	(1,613,932)
Total other income and expenses	(895,756)	(1,613,318)

Net loss before income taxes	(4,551,885)	(3,034,415)

Provision for income tax benefit	-	-

Net loss	$(4,551,885)	$(3,034,415)

Basic and diluted net loss per common share	$(0.01)	$(0.15)

Weighted average common shares outstanding	561,542,968	21,895,940

See Notes to Consolidated Financial Statements

MEDCLEAN TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended
	June 30,
	2009	2008
Cash flows from operating activities:
Net loss	$(4,551,885)	$(3,034,415)
Adjustments to reconcile net loss to
net cash used in operations:
Stocks, Warrants and options issued for services	3,278,155	1,732,698
Depreciation expense	44,159	44,315
Disposal of Fixed Assets	-	6,578
Changes in operating assets and liabilities:
Accounts receivable	21,705	683,642
Revenues in excess of billings	-	(55,535)
Inventory	(421,564)	269,840
Prepaid expenses	(59,617)	55,350
Accounts payable and accrued liabilities	(555,309)	99,442
Deferred revenue	5,784	(87,689)
Billings in excess of revenue	886,249	(368,197)
Interest on notes payable	5,850	5,850
Customer deposits	(386,428)	-
Dividends payable	-	210,000
Net cash used in operating activities	(1,732,901)	(438,121)

Cash flows from investing activities:
Purchase of fixed assets	(23,309)	-
Net cash used in investing activities	(23,309)	-

Cash flows from financing activities:
Repayments of notes payable	-	(52,519)
Issuance of note payable	-	300,000
Increase in line of credit	-	50,000
Net cash provided by financing activities	-	297,481

Decrease in cash and cash equivalents	(1,756,210)	(140,640)

Cash and cash equivalents, beginning of period	1,922,401	212,215
Cash and cash equivalents, end of period	$166,191	$71,575

Supplemental disclosures of cash flow information:
Cash paid for interest	$883	$77,131
Supplemental disclosures of non-cash investing and financing activities:
Accrual of preferred stock dividends	$-	$210,000

See Notes to Consolidated Financial Statements

MEDCLEAN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The condensed consolidated balance sheets of MedClean Technologies Inc., and subsidiaries (“MedClean”, the “Company”, “MTI”) as of June 30, 2009 and December 31, 2008, the condensed consolidated statements of operations for the three and six month periods ended June 30, 2009 and 2008, and the condensed consolidated statements of cash flows for the six month periods ended June 30, 2009 and 2008 have been prepared by the Company without audit. In the opinion of management, the information contained herein reflects all adjustments necessary to make the presentation of the Company’s condensed financial position, results of operations and cash flows not misleading.  All such adjustments are of a normal recurring nature.

The accompanying condensed consolidated financial statements do not contain all of the information and disclosures required by accounting principles generally accepted in the United States of America and should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 24, 2009 and amended on April 17, 2009.

 The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred substantial recurring losses, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has available cash and cash equivalents of approximately $166,191 at June 30, 2009 which it intends to utilize for working capital purposes and to continue developing its business. To supplement its cash resources, the Company has been pursuing a number of alternative financing arrangements with various investment entities. We are currently looking to secure additional working capital to provide the necessary funds for us to execute our business plan through various sources, including bank facilities, bridge loans and equity offerings. However, we continue to incur significant operating losses and the resultant reduction of our cash position.  We cannot assure that we will be able to obtain additional funding, and the lack thereof would have a material adverse impact on our business. Moreover, any equity funding could be substantially dilutive to existing stockholders. The aforementioned factors raise substantial doubt about our ability to continue as a going concern. In the event the Company is unable to continue as a going concern it may pursue a number of different options, including, but not limited to, filing for protection under the federal bankruptcy code.

2.	BUSINESS DESCRIPTION - ORGANIZATION

On January 2, 2009, the Company merged its wholly owned subsidiary, Aduromed Corporation into Aduromed Industries Inc. and changed its corporate name from Aduromed industries, Inc. to MedClean Technologies, Inc.

MedClean is in the business of providing solutions for managing medical waste on site including designing, selling, installing and servicing on site (i.e. " in-situ ") turnkey systems to treat regulated medical waste. The Company provides these systems to hospitals and other medical facilities as efficient, safe, cost effective and legally compliant solutions to incineration, off site hauling of untreated waste and other alternative treatment technologies and methodologies. The MedClean Series System is offered in three configurations: Containerized System, Mobile System and the Fixed System (our traditional fixed installation).

MEDCLEAN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

EARNINGS (LOSS) PER COMMON SHARE

The net earnings (loss) per common share are computed by dividing the net loss for the period by the weighted average number of shares outstanding for the period. Outstanding warrants and options for the period ending June 30, 2009 and 2008 amounting to 953,435,058 and 43,943,271 respectively were not included in the calculation for net loss per common share because it would be antidilutive.

Outstanding Preferred A and B class of stock nor the common stock equivalents associated with the conversion feature for the period ending June 30, 2008 amounting to 22,043,862 of both classes of Preferred stock were not included in the calculation for net loss per common share as it would be antidilutive.

The numerator and denominator used in the basic and diluted earnings (loss) per share of common stock computations are presented in the following table:

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
NUMERATOR FOR BASIC AND DILUTED EPS (LPS)
Net loss per statement of operations	$(4,551,885)	$(3,034,415)	$(2,668,159)	$(1,510,620)
Dividend payable to preferred stockholders	-	(210,000)	-	(105,000)
Net loss to common stockholders	$(4,551,885)	$(3,244,415)	$(2,668,159)	$(1,615,620)

DENOMINATOR FOR BASIC AND DILUTED EPS (LPS)
Weighted average shares of common stock outstanding	561,542,968	21,895,940	561,542,968	22,015,101

Basic and diluted EPS (LPS)	$(0.01)	$(0.15)	$(0.00)	$(0.07)

USE OF ESTIMATES

The preparation of the accompanying financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash deposits with financial institutions, which from time to time may exceed federally insured limits.  The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash. At June 30, 2009, the Company has no cash balances on deposit in any one account with a financial institution in excess of the federally insured limits.

MEDCLEAN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONTROL BY PRINCIPAL STOCKHOLDERS

The directors, executive officers, participants in the Master Restructuring Agreement and their affiliates or related parties, own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets.

DEPENDENCE ON PRINCIPAL CUSTOMER

For 2009 and going forward, we do not anticipate that the loss of any one customer will have a significant adverse impact on our business.

ACCOUNTS RECEIVABLE

The Company maintains an accounts receivable ledger to track amounts due from individual customers. The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may be uncollectible in the future based on current economic conditions, historical payments and specific customer related collection issues. The allowance for bad debts was $23,081 as of June 30, 2009 and December 31, 2008.

PROPERTY, PLANT AND EQUIPMENT

The Company has property, plant and equipment that consist of automobiles, computers and related accessories, and office furniture.  The depreciation is calculated using the straight line method over the life of the property.  All property has a useful life of 3 to 10 years.  The following table summarizes these assets as of June 30, 2009 and December 31, 2008:

	June 30,	December 31,
	2009	2008
Office Furniture	164,525	164,525
Computers and Accessories	212,017	206,091
Leasehold Improvements	135,380	117,997
	511,922	488,613
Accumulated Depreciation	247,468	203,309
	264,454	285,304

INVENTORY

The Company maintains an inventory, which consists primarily of component parts, spare parts and disposable goods.  The average cost method is utilized in valuing the inventory, and is stated at the lower of cost or market.  The following table summarizes these assets as of June 30, 2009 and December 31, 2008:

	June 30,	December 31,
	2009	2008
Component & spare parts	1,290,704	754,476
Consumables	17,211	21,234
Advance payments	-	110,641
Total inventory	1,307,915	886,351

MEDCLEAN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS COMBINATION

On January 2, 2009, the Company merged its subsidiary Aduromed Corporation into the parent corporation: Aduromed Industries, Inc. and changed its corporate name from Aduromed Industries, Inc. to MedClean Technologies, Inc.

REVENUE RECOGNITION

The Company recognizes revenues from fixed-price and modified fixed-price construction type contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term. Prior to 2009, the Company has billed 25% of the contract at signing, 50% upon delivery of components, and the final 25% upon completion of installation and start-up. Beginning in 2009 we will bill 60% of the contracts at signing, 20% upon delivery of components, and the final 20% upon completion of installation and start-up.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.

Revenues from direct sales of our mobile unit will be recognized as we ship units. The Company provides a one year warranty on the systems it installs. The Company also obtains a one year warranty on the system components from the component manufacturer, thereby mitigating potential warranty costs. Accordingly, the Company has accrued no reserve for warranty. On the installed base after the warranty term has expired the Company offers a maintenance agreement of one or more years to the customer. The Customer is billed for, and pays for the maintenance agreement in advance. Revenues from such maintenance agreements are recognized ratably over the lives of the maintenance agreements, with the excess of the amount collected over the amount recognized as deferred revenue. At June 30, 2009 and December 31, 2008 the Company had $142,475 and $136,691 in deferred revenue from maintenance agreements.

Revenues from the sale of our mobile unit, accessories, repairs and replacement parts are recognized when shipped to the customer in accordance with a valid contract or order agreement. The contract or order agreement specifies delivery terms and pricing, and is considered to reasonably assure collection from the customer.

Revenues and cost from multi-year rental contracts on our mobile unit will be recognized ratably over the life of the rental contract.

4.	CONTRACTS IN PROGRESS

The Company entered into construction type contracts to furnish and install its systems in hospitals. There were seven and five outstanding contracts at June 30, 2009 and December 31, 2008, respectively.  The following table summarizes these outstanding contracts:

MEDCLEAN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract	Revenue	Amounts	Revenues in	Billings in excess
Amount	Recognized	Billed	excess of Billings	of Revenues
Outstanding contracts at June 30, 2009
1,327,930	949,221	1,327,930	-	378,709
231,257	29,347	21,668	7,679	-
287,029	163,939	215,271	-	51,332
282,948	-	188,632	-	188,632
559,594	528,426	530,392	-	1,966
280,000	-	210,000	-	210,000
966,069	-	676,249	-	676,249
3,934,827	1,670,933	3,170,142	7,679	1,506,888

Outstanding contracts at December 31, 2008
1,327,930	949,221	1,327,930	-	378,709
231,257	29,347	21,668	7,679	-
287,029	163,939	215,271	-	51,332
282,948	-	188,632	-	188,632
559,594	528,426	530,392	-	1,966
2,688,758	1,670,933	2,283,893	7,679	620,639

5.	NOTES PAYABLE

There is an outstanding note payable.  The note bears a 12% interest rate and matured on December 15, 2003. Both parties have entered a verbal agreement to extend the maturity date on this note indefinitely. No accrued interest has been paid on this note to date. As of June 30, 2009 and December 31, 2008 the balance due was $208,797 and $202,947 respectively .

6.	COMMON STOCK

On April 22, 2009, we increased our authorized common shares to 3.5 billion shares pursuant to a vote of our majority stockholders.

On May 1, 2009, the Company issued options to purchase 461 million shares of MedClean’s common stock in consideration of employees accepting no and or reduced compensation for a specified period of time. The option grants as approved by the Compensation Committee were fully vested when issued and the exercise price is $0.004 per share.

The fair value for these awards was estimated using the Black-Scholes option pricing model with the following weighted average assumptions, assuming no expected dividends :

	Three Months Ended June 30,
	2009	2008
Expected life (years)	5	5
Expected volatility	255.30%	113.19%
Risk-free interest rate	1.98%	3.14
Dividend yield	—%	—%

The expected volatilities are based on the historical volatility of the Company’s common stock.  The observation is made on a daily basis.  The observation period covered is consistent with the expected life of the options.  The expected life of stock options is based on the minimum vesting period required.  The risk-free rate is consistent with the expected terms of the stock options and is based on the United States Federal Reserve data system yield curve in effect at the time of grant.

MEDCLEAN TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended June 30, 2009 and 2008, the stock compensation expenses were $1,783,636 and $43,750, respectively.

7.	SUBSEQUENT EVENT

As of the end of business on June 30, 2009, pursuant to its private offer to exchange all of the Company's existing Common Stock Purchase Warrants with Initial Exercise Dates between July 11, 2008 and August 29, 2008 ("Existing Warrants") for newly issued Common Stock Purchase Warrants with a new lower exercise price of $0.0075 per share, exercisable for one-half the original number of shares of our common stock, par value $0.0001 per share ("Common Stock"), and without a "cashless exercise" right exchanged 334,838,221 Existing Warrants for 167,419,111 common stock purchase warrants with an exercise price of $0.0075 per share and 28,000,000 common stock purchase warrants with an exercise price of $0.025 remain outstanding.

Douglas W. Child, CPA
Marty D. Van Wagoner, CPA
J. Russ Bradshaw, CPA
William R. Denney, CPA
Roger B. Kennard, CPA
Russell E. Anderson, CPA
Scott L. Farnes

1284 W. Flint Meadow Dr. #D
Kaysville, Utah 84037
Telephone 801.927.1337
Facsimile 801.927.1344

5296 S. Commerce Dr. #300
Salt Lake City, Utah 84107
Telephone 801.281.4700
Facsimile 801.281.4701

Max Share Centre
373 King’s Road
North Point, Hong Kong

www.cpaone.net

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Audit Committee
Medclean Technologies, Inc. (f.k.a. Aduromed Industries, Inc.)
Bethel, Connecticut

We have audited the consolidated balance sheets of Medclean Technologies, Inc. (f.k.a. Aduromed Industries, Inc.) (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2008 and 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medclean Technologies, Inc. (f.k.a. Aduromed Industries, Inc.) as of December 31, 2008 and 2007, and the results of its consolidated operations and its consolidated cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has incurred substantial recurring losses.  This raises substantial doubt about the Company’s ability to meet its obligations and to continue as a going concern.  Management’s plans in regard to this matter are described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw, PLLC
Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, Utah
March 20, 2009

ADUROMED INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
ASSETS
Current assets
Cash	$1,922,401	$212,215
Accounts receivable (net of $23,081 and $11,418 allowance in 2008 and 2007)	176,284	739,840
Revenues in excess of billings	7,679	-
Inventory	886,351	900,938
Prepaid expenses	24,925	55,350
Total current assets	3,017,640	1,908,343

Property, plant and equipment, net	285,304	351,179

Long term deposits	38,260	17,988

Total assets	$3,341,204	$2,277,510

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$653,785	$487,493
Payroll liabilities	390,857	29,909
Deferred revenue	136,691	245,391
Dividends payable	-	864,013
Accrued liquidated damages	-	602,000
Customer deposit	386,428	-
Billings in excess of revenue	620,639	1,221,338
Short term secured notes payable	-	1,225,000
Convertible debt, face value $1,225,0000, due June 27, 2008	-	28,892
Current portion of notes payable	202,947	197,756
Total current liabilities	2,391,347	4,901,792

Notes payable, less current portion	-	62,476

Total liabilities	2,391,347	4,964,268

Stockholders' equity (deficit)
Preferred stock: $.0001 par value; 60,000,000 shares authorized; 0 shares and 22,043,862 shares issued and outstanding respectively	-	2,204
Common stock: $.0001 par value;1,400,000,000 shares authorized; 561,542,968 and 21,665,306 shares issued and outstanding respectively	56,154	2,167
Additional paid-in capital	20,988,502	9,363,671
Accumulated deficit	(20,094,799)	(12,054,800)
Total stockholders' equity (deficit)	949,857	(2,686,758)

Total liabilities and stockholders' equity (deficit)	$3,341,204	$2,277,510

See Notes to Consolidated Financial Statements

ADUROMED INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended
	December 31,
	2008	2007
Revenues
Contract revenues earned	$737,476	$1,744,238
Sales and service revenues	1,360,591	1,120,959
Total revenues	2,098,067	2,865,197

Cost of sales	1,693,411	1,775,896

Gross profit	404,656	1,089,301

Operating expenses
Salaries and wages	1,609,857	1,604,725
General and administrative expenses	3,395,652	1,991,409
Depreciation expense	86,272	90,621
Total operating expenses	5,091,781	3,686,755

Loss from operations	(4,687,125)	(2,597,454)

Other income and expenses
Interest and other income	49,585	24,794
Interest (expense)	(3,192,459)	(1,956,166)
Total other income and expenses	(3,142,874)	(1,931,372)

Net loss before income taxes	(7,829,999)	(4,528,826)

Provision for income tax benefit	-	-

Net loss	$(7,829,999)	$(4,528,826)

Basic and diluted net loss per common share	$(0.03)	$(0.24)

Weighted average common shares outstanding	237,941,766	20,977,732

See Notes to Consolidated Financial Statements

ADUROMED INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE TWO YEAR PERIOD ENDED DECEMBER 31, 2008
(per index)

	Preferred Stock		Common Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total

Balance December 31, 2006	22,043,862	2,204	20,683,257	2,068	7,539,326	(7,105,974)	437,624

Stock issued on note conversion			397,163	40	91,308		91,348
Stock issued on note conversion			165,011	17	37,936		37,953
Stock issued for consulting services			375,000	38	86,212		86,250
Stock issued on employee stock option conversion			44,875	5	6,288		6,293
Warrants and options issued for services					1,602,601		1,602,601
Preferred stock dividend						(420,000)	(420,000)
Net loss for the year	-	-	-	-	-	(4,528,826)	(4,528,826)
Balance December 31, 2007	22,043,862	$2,204	21,665,306	$2,167	$9,363,671	$(12,054,800)	$(2,686,758)

Issuance of common stock for cash			303,297,456	30,330	4,915,670		4,946,000
Cost of issuance			-	-	(85,500)		(85,500)
Preferred Stock and accrued dividends exchanged for common	(22,043,862)	(2,204)	35,343,118	3,534	1,072,683		1,074,013
Stock issued on note exchange			93,750,000	9,375	2,375,358		2,384,733
Stock issued for consulting services			525,000	52	120,698		120,750
Stock issued for consulting services			4,500,000	450	674,550		675,000
Stock issued for consulting services			111,446	11	18,489		18,500
Stock issued for consulting services			24,590	2	2,998		3,000
Warrants exchanged for common stock in restructure			78,246,052	7,825	(7,825)		-
Warrants and options issued for services			-	-	1,938,118		1,938,118
Stock issued in exchange for Liquidated Damages			24,080,000	2,408	599,592		602,000
Preferred stock dividend accrued						(210,000)	(210,000)
Net loss for the year	-	-	-	-	-	(7,829,999)	(7,829,999)
Balance December 31, 2008	-	$-	561,542,968	$56,154	$20,988,502	$(20,094,799)	$949,857

See Notes to Consolidated Financial Statements

ADUROMED INDUSTIRES, INC.
CONSOLDIATED STATEMENTS OF CASH FLOWS

	Year ended
	December 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(7,829,999)	$(4,528,826)
Adjustments to reconcile net loss to net cash used in operations:
Stock issued for services and interest	817,250	86,250
Stock issued for debt financing costs	1,130,841	-
Warrants and options issued for services	1,938,118	1,631,493
Depreciation expense	86,272	90,621
Bad debt write off	23,081	-
Write off fixed assets	25,139	7,170
Convert Capital lease to Operating lease	-	(7,123)
Changes in operating assets and liabilities:
Accounts receivable	540,475	(564,603)
Revenues in excess of billings	(7,679)	158,215
Inventory	14,587	(261,132)
Prepaid expenses	30,425	(3,822)
Long term deposits	(20,272)	500
Accounts payable and accrued liabilities	166,292	(960,482)
Payroll liabilities	360,948	(3,318)
Deferred revenue	(108,700)	177,288
Billings in excess of revenue	(600,699)	855,274
Deposits payable	386,428	420,000
Net cash used in operating activities	(3,047,493)	(2,902,495)

Cash flows from investing activities:
Purchase of fixed assets	(45,536)	(13,749)
Net cash used in investing activities	(45,536)	(13,749)

Cash flows from financing activities:
Acquisition of shell company	-	-
Proceeds from convertible notes payable	650,000	1,275,000
Repayment of convertible note payable	(718,985)	(50,000)
Interest on notes payable	11,700	11,700
Repayments of notes payable	-	(6,870)
Proceeds from stock options	-	6,293
Proceeds from issuance of stock	4,946,000	-
Costs of issuance of stock	(85,500)	-
Net cash provided by financing activities	4,803,215	1,236,123

Increase in cash and cash equivalents	1,710,186	(1,680,121)

Cash and cash equivalents, beginning of period	212,215	1,892,336
Cash and cash equivalents, end of period	$1,922,401	$212,215

Supplemental disclosures of cash flow information:
Cash paid for interest	$94,547	$85,441
Cash paid for income taxes	$-	$-
Supplemental disclosures of noncash investing and financing activities:
Exchange of note to stock	$2,384,733	$129,301
Exchange of Preferred and accrued dividend to stock	$1,076,217	$-
Accrual of preferred stock dividends	$210,000	$-
Exchange of accrued liquidated damages to stock	$602,000	$-
Retirement of Preferred Stock	$2,204	$-
Stock issued in restructure	$7,825	$-

See Notes to Consolidated Financial Statements

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred substantial recurring losses, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 4, 2008, the Company’s wholly-owned subsidiary, Aduromed Corporation (“Aduromed”), Pequot Capital Management, Inc. (“Pequot”), on behalf of various funds managed by Pequot (the “Pequot Funds”), Sherleigh Associates Inc. Defined Benefit Pension Plan (“Sherleigh”), holders of $1,225,000 in principal amount of the Company’s 12% Secured Promissory Notes due July 31, 2008 (the “Bridge Loan Holders”), and Mr. Joseph Esposito, corporate and business development advisor to the Company (“Esposito”) entered into a Master Restructuring Agreement (“MRA”) regarding their respective investments in the Company. The then existing investments in the Company were restructured pursuant to the terms of the MRA and certain other changes were implemented. The major terms of the MRA are as follows:

Sherleigh exchanged its shares of Series A and Series B Preferred Stock into 20,000,081 shares of common stock of the Company, par value $0.0001 per share (“Common Stock”), (ii) exchanged accumulated dividends payable on its Preferred Stock as of June 30, 2008 in the amount of $383,576 into 15,343,040 shares of Common Stock and received additional common stock purchase warrants for 15,343,040 shares of Common Stock at an exercise price of $0.025 per share, and (iii) exchanged liquidated damages in the amount of $602,000 payable to Sherleigh by the Company into 24,080,000 shares of Common Stock and received additional common stock purchase warrants for 24,080,000 shares of Common Stock at an exercise price of $0.025 per share.

The Pequot Funds surrendered their shares of Series A and Series B Preferred Stock to the Company which shares were cancelled, and the Pequot Funds forfeited their right to receive accumulated dividends payable on their Preferred Stock as of June 30, 2008 in the amount of $690,436 and liquidated damages in the amount of $387,000 payable to the Pequot Funds by the Company.

The Series A and B Preferred Warrants were amended such that they collectively represent the right to purchase 55,999,998 shares of Common Stock at an exercise price of $0.025 per share, of which Pequot Funds holds warrants for the purchase of 36,000,001 shares of Common Stock and Sherleigh holds warrants for the purchase of 19,999,997 shares of Common Stock and weighted average anti-dilution rights have been terminated.

The Amended and Restated Stockholders Agreement, dated as of January 23, 2006 among the Company, Aduromed, the Pequot Funds and Sherleigh was terminated.

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Bridge Loan Holders collectively exchanged a deemed principal amount of $1,275,000 of their notes into 93,750,000 shares of Common Stock and all such Bridge Loan Holders’ outstanding common stock warrants were collectively exchanged into warrants for the purchase of 93,750,000 shares of Common Stock at an exercise price of $0.025 per share and anti-dilution rights were terminated. All documents entered into in connection with the bridge loan were terminated.

Esposito, management and others invested $2,946,000 into the Company in return for 232,428,058 shares of Common Stock and warrants to purchase 115,680,000 at an exercise price of $0.025 per share.

The Pequot Funds invested an additional $1,300,000 into the Company, with post restructuring holdings of 131,097,456 shares of Common Stock and warrants to purchase 131,097,456 shares of Common Stock at $0.025 per share.

Sherleigh invested an additional $700,000 into the Company, with post restructuring holdings of 71,943,023 shares of Common Stock and warrants to purchase 71,943,023 shares of Common Stock at $0.025 per share.

The Company has available cash and cash equivalents of approximately $1,922,401 at December 31, 2008 which it intends to utilize for working capital purposes and to continue developing its business. To supplement its cash resources, the Company has been pursuing a number of alternative financing arrangements with various investment entities. We are currently looking to secure additional working capital to provide the necessary funds for us to execute our business plan through various sources, including bank facilities, bridge loans and equity offerings. However, we continue to incur significant operating losses and the resultant reduction of our cash position.  We cannot assure that we will be able to obtain additional funding, and the lack thereof would have a material adverse impact on our business. Moreover, any equity funding could be substantially dilutive to existing stockholders. The aforementioned factors raise substantial doubt about our ability to continue as a going concern.

2.	BUSINESS DESCRIPTION - ORGANIZATION

Effective January 30, 2007, the issuer (“AII” or “Company”) changed its corporate name from General Devices, Inc. to Aduromed Industries, Inc.

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

EARNINGS (LOSS) PER COMMON SHARE

The net earnings (loss) per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding for the period. Outstanding warrants and options for the year ending December 31, 2008 and 2007 amounting to 492,201,769 and 43,774,696 respectively were not included in the calculation for net loss per common share because it would be antidilutive.

On August 4, 2008, all outstanding Preferred A and B class of stock was exchanged on a 1: 1 basis into shares of common stock. Outstanding Preferred A and B class of stock nor the common stock equivalents associated with the conversion feature for the year ending December 31, 2007 amounting to 22,043,862 for the period of both classes of Preferred stock were not included in the calculation for net loss per common share as it would be antidilutive.

The numerator and denominator used in the basic and diluted earnings (loss) per share of common stock computations are presented in the following table:

	2008	2007
NUMERATOR FOR BASIC AND DILUTED EPS (LPS)
Net loss per statement of operations	$(7,829,999)	$(4,528,826)
Dividend payable to preferred stockholders	(210,000)	(420,000)
Net loss to common stockholders	$(8,039,999)	$(4,948,826)

DENOMINATOR FOR BASIC AND DILUTED EPS (LPS)
Weighted average shares of common stock outstanding	237,941,766	20,977,732

Basic and diluted EPS (LPS)	$(0.03)	$(0.24)

USE OF ESTIMATES

The preparation of the accompanying financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash deposits with financial institutions, which from time to time may exceed federally insured limits.  The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash. At December 31, 2008, the Company has a cash balance of  $405,000 in one non-interesting bearing account which is 100% insured by the FDIC and $1,517,161 in an overnight money-market fund which is in excess of the Federally insured limits by a total of approximately $1,267,000.

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONTROL BY PRINCIPAL STOCKHOLDERS

Pequot, Sherleigh, Heller Capital, the directors, executive officers and their affiliates or related parties, own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets.

DEPENDENCE ON PRINCIPAL CUSTOMER

In 2008 no one principal customer represented a significant portion of our revenues. For the year ended December 31, 2008 we recognized approximately $913,000 or 32% of total revenue in revenue from Aramark. For 2009 and going forward, we feel the loss of any one customer would not have a significant adverse impact on our business.

ACCOUNTS RECEIVABLE

The Company maintains an accounts receivable ledger to track amounts due from individual customers. The Company continuously monitors the creditworthiness of its customers and has established an allowance for amounts that may be uncollectible in the future based on current economic conditions, historical payments and specific customer related collection issues. The allowance for bad debts was $23,081 and $11,418 as of December 31, 2008 and 2007, respectively.

PROPERTY, PLANT AND EQUIPMENT

The Company has property, plant and equipment that consist of automobiles, computers and related accessories, and office furniture.  The depreciation is calculated using the straight line method over the life of the property.  All property has a useful life of 3 to 10 years.  The following table summarizes these assets as of December 31, 2008 and 2007:

	December 31,
	2008	2007
Vehicles	-	41,338
Office Furniture	164,525	164,525
Computers and Accessories	206,091	175,485
Leasehold Improvements	117,997	117,997
	488,613	499,345
Accumulated Depreciation	203,309	148,166
	285,304	351,179

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INVENTORY

The Company maintains an inventory, which consists primarily of component parts, spare parts and disposable goods.  The inventory, using the average cost method, was $886,351 and $900,938 as of December 31, 2008 and 2007 respectively and is stated at the lower of cost or market.  The following table summarizes these assets as of December 31, 2008 and 2007:

	2008	2007
Component & spare parts	$754,476	$742,310
Consumables	21,234	29,384
Advance payments	110,641	129,244
Total Inventory	$886,351	$900,938

BUSINESS COMBINATION

On January 30, 2007, the Company changed its corporate name from General Devices, Inc. to Aduromed Industries, Inc.

REVENUE RECOGNITION

The Company recognizes revenues from fixed-price and modified fixed-price construction type contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term. Historically, the Company has billed 25% of the contract at signing, 50% upon delivery of components, and the final 25% upon completion of installation and start-up. Beginning in 2009 we will bill 60% of the contracts at signing, 20% upon delivery of components, and the final 20% upon completion of installation and start-up.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues from direct sales of our containerized or the mobile unit will be recognized as we ship units. The Company provides a one year warranty on the systems it installs. The Company also obtains a one year warranty on the system components from the component manufacturer, thereby mitigating potential warranty costs. Accordingly, the Company has accrued no reserve for warranty. On the installed base after the warranty term has expired the Company offers a maintenance agreement of one or more years to the customer. The Customer is billed for, and pays for the maintenance agreement in advance. Revenues from such maintenance agreements are recognized ratably over the lives of the maintenance agreements, with the excess of the amount collected over the amount recognized as deferred revenue. At December 31, 2008 and 2007 the Company had $ $136,691 and $245,391in deferred revenue from maintenance agreements.

Revenues from the sale of our containerized unit, our mobile unit, accessories, repairs and replacement parts are recognized when shipped to the customer in accordance with a valid contract or order agreement. The contract or order agreement specifies delivery terms and pricing, and is considered to reasonably assure collection from the customer.

Revenues and cost from multi-year rental contracts on our containerized or mobile unit will be recognized ratably over the life of the rental contract.

4.	CONTRACTS IN PROGRESS

The Company entered into construction type contracts to furnish and install its systems in hospitals. There were five outstanding contracts at December 31, 2008 and seven outstanding at December 31, 2007.  The following table summarizes these outstanding contracts:

Contract	Revenue	Amounts	Revenues in	Billings in excess
Amount	Recognized	Billed	excess of Billings	of Revenues

Outstanding contracts at December 31, 2008
1,327,930	949,221	1,327,930	-	378,709
231,257	29,347	21,668	7,679	-
287,029	163,939	215,271	-	51,332
282,948	-	188,632	-	188,632
559,594	528,426	530,392	-	1,966
2,688,758	1,670,933	2,283,893	7,679	620,639

Outstanding contracts at December 31, 2007
1,327,930	683,593	1,327,930	-	644,337
483,117	458,995	483,117	-	24,122
231,257	12,447	12,447	-	-
483,596	106,076	120,899	-	14,823
257,820	-	257,820	-	257,820
282,948	-	94,316	-	94,316
559,594	5,611	191,531	-	185,920
3,626,262	1,266,722	2,488,060	-	1,221,338

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	SHORT TERM SECURED NOTES PAYABLE

On June 27, 2007 the Company entered into a secured loan arrangement with various lenders for $1,275,000. The notes have an original issue discount of 10%, bear interest at 12% per annum and have a maturity of six months. These loans are secured by the assets of the Company and are guaranteed by the Company’s wholly-owned subsidiary, Aduromed Corporation. The lenders received five year warrants to purchase a total of 2,550,000 shares of the Company’s common stock at a price of $0.38 per share. On December 27, 2007, in consideration for the issuance of additional warrants for the purchase of a total of 2,450,000 shares of the Company’s common stock, holders of $1,225,000 in principal amount of such secured loan arrangement agreed to extend the maturity of such loan to June 30, 2008. On December 27, 2007, the Company paid off $50,000 of the original note and pursuant to the MRA on August 4, 2008 the Bridge Loan Holders collectively exchanged a deemed principal amount of $1,275,000 of their notes into 93,750,000 shares of Common Stock and all outstanding common stock warrants were collectively exchanged into warrants for the purchase of 93,750,000 shares of Common Stock at an exercise price of $0.025 per share.

6.	NOTES PAYABLE

The following table summarizes the Notes Payable outstanding as of December 31, 2008 and 2007:

Note Balance	Short Term	Long Term
Outstanding at December 31, 2008
$202,974	$202,947	$-
	202,947	0

Outstanding at December 31, 2007
$18,985	$6,509	$12,476
50,000	-	50,000
191,247	191,247	-
	197,756	62,476

On March 17, 2008, the Company entered into a factoring agreement with a stockholder of the Company whereby the Company received $300,000 secured by specific milestone billings. The company agreed to pay interest at 15% per annum.  As further incentive the Company issued 600,000 warrants with an exercise price of $0.09. The estimated value of the warrants is added to paid-in-capital and amortized to interest expense over the life of the loan. The warrant agreement expires on March 16, 2013. On May 23 2008, the Company repaid $50,000 of principal on this note and on August 7, 2008, repaid the remaining balance of $250,000 with accrued interest of $16,200.

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company had a note payable on a vehicle purchase due to a third party which was paid in full on July 1, 2008. The balance on the note at December 31, 2007 was $18,985.

The Company had a note payable to a bank.  The note was personally guaranteed by an officer of the Company, and bears interest at the bank’s prime interest rate adjusted quarterly. On September 12, 2008, the Company repaid the outstanding balance of $100,000.

There is an outstanding note payable. The note bears a 12% interest rate and matured on December 15, 2003.  Both parties have entered a verbal agreement to extend the maturity date on this note indefinitely.  No accrued interest has been paid on this note to date.  The following summarizes the balances due on December 31, 2008 and 2007:

	December 31,
	2008	2007
Principal	$97,500	$97,500
Accrued Interest	105,447	93,747
Total	$202,947	$191,247

6.	INCOME TAXES

Income tax expense (benefit) consists of the following:

	Year ended December 31,
	2008	2007
Current
Federal	$-	$-
State	-	-
	-	-
Deferred
Federal	(2,403,098)	(1,453,412)
State	(557,721)	(337,479)
	(2,960,819)	(1,790,891)
Current and deferred	(2,960,819)	(1,790,891)
Valuation allowance	2,960,819	1,790,891
Total	$-	$-

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of income tax benefit to the amount computed using statutory federal rates is as follows:

	Year ended December 31,
	2008	2007
Tax at statutory rate	$(2,611,161)	$(1,585,019)
Non-deductible expenses	8,462	10,115
State income tax (benefit)	(358,120)	(215,987)
Valuation allowance	2,960,819	1,790,891
	$-	$-

The Company has implemented SFAS No. 109 “Accounting for Income Taxes”, which provides for a liability approach to accounting for income taxes. Total deferred tax assets and liabilities at December 31 are as follows:

	2008	2007
Deferred tax assets - Tax NOL	$6,855,521	$3,335,927
Valuation allowance	(6,855,521)	(3,335,927)
	$-	$-

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company has available at December 31, 2008 unused federal and state net operating loss carryforwards totaling $16,991,776 that may be applied against future taxable income that expire in the years 2009 through 2023. The tax benefit of these net operating loss carryforwards, based on an effective tax rate of 40% is approximately $6,855,521. Management believes it is more likely than not that all of the deferred tax asset will not be realized.  A valuation allowance has been provided for the entire deferred tax benefit.

7.	LEASE COMMITMENTS

The Company leases office equipment and vehicles under operating leases with terms ranging from 13 months to 60 months. The annual non-cancelable operating lease payments on these leases are as follows:

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2009	$44,185
2010	37,263
2011	19,733
2012	2,721
2013	-
Thereafter	-
$103,902

On November 1, 2008 the Company commenced leasing a four office suite in Scotch Plains, NY for $3,710 per month for 12 twelve months. . The one year lease commences November 1, 2008 and terminates October 31, 2009

On November 1, 2008, the Company began leasing the remaining 11,834 sq ft of space at its existing facility in Bethel, CT. The lease is a triple net lease (NNN) commencing November 1, 2008 and terminating October 31, 2011. The base rent for the first year is $5.50 per sq. ft. with 3% increases for each of the following two years. The additional space will be used to assemble our mobile and containerized systems.

The Company entered into a lease agreement for 11,856 square feet of office and operations space in Bethel, Connecticut. Rent commenced on May 1, 2006 and currently costs of $8,398 per month plus taxes and certain other fees. The lease is for a ten year term with two subsequently renewable five year terms.

The straight line monthly expense in accordance with SFAS 13 is $12,977 and the annual non-cancelable lease payments on the three leases are:

2009	205,386
2010	173,216
2011	166,329
2012	111,644
2013	114,608
Thereafter	238,503
$1,009,686

8.	PREFERRED STOCK

On August 4, 2008, Sherleigh Associates Inc. Defined Benefit Pension Plan (“Sherleigh”), (i) exchanged its shares of Series A and Series B Preferred Stock into 20,000,081 shares of common stock of the Company, par value $0.0001 per share (“Common Stock”), (ii) exchanged accumulated dividends payable on its Preferred Stock as of June 30, 2008 in the amount of $383,576 into 15,343,040 shares of Common Stock and received additional common stock purchase warrants for 15,343,040 shares of Common Stock at an exercise price of $0.025 per share, and (iii) exchanged liquidated damages in the amount of $602,000 payable to Sherleigh by the Company into 24,080,000 shares of Common Stock and received additional common stock purchase warrants for 24,080,000 shares of Common Stock at an exercise price of $0.025 per share.

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 4, 2008, the Pequot Funds surrendered their shares of Series A and Series B Preferred Stock to the Company which shares were cancelled, and the Pequot Funds forfeited their right to receive accumulated dividends payable on their Preferred Stock as of June 30, 2008 in the amount of $690,436 and liquidated damages in the amount of $387,000 payable to the Pequot Funds by the Company.

The Series A and B Preferred Warrants were amended such that they collectively represent the right to purchase 55,999,998 shares of Common Stock at an exercise price of $0.025 per share, of which Pequot Funds holds warrants for the purchase of 36,000,001 shares of Common Stock and Sherleigh holds warrants for the purchase of 19,999,997 shares of Common Stock and weighted average anti-dilution rights have been terminated.

The Amended and Restated Stockholders Agreement, dated as of January 23, 2006 among the Company, Aduromed, the Pequot Funds and Sherleigh was terminated.

9.	COMMON STOCK

During 2008, 525,000 shares of common stock were issued to a business advisor and consultant to the Company as part of his compensation package. The shares were valued at $0.23 per share for a total value of $120,750.

On August 4, 2008 concurrent with the closing of the Master Restructuring Agreement the Company increased its authorized common shares to 1.4 billion shares and:

issued 303,297,456 shares of common stock as a result of $4,946,000 being invested in the Company the Bridge Loan Holders collectively exchanged a deemed principal amount of $1,275,000 of their notes into 93,750,000 shares of Common Stock and all such Bridge Loan Holders’ outstanding common stock warrants were collectively exchanged into warrants for the purchase of 93,750,000 shares of Common Stock at an exercise price of $0.025 per share.

issued 35,343,118 shares of common stock for the exchange of accrued dividends through August 4, 2008 on the preferred stock and accrued dividends issued 24,080,000 shares of common stock for the exchange of liquidated damages issued 78,246,052 shares of common stock as a result of the restructuring of the company

On September 2, 2008, the Company issued 4.5 million shares of common stock to an investor relations firm as part of their service contract. The shares were valued at $0.15 per share for a total value of $675,000.

On November 10 2008 and again on December 12, 2008, the Company issued 111,446 and 24,590, shares of common stock to a consultant to the Company as part of the compensation package. The shares were valued at $0.166 and $0.122 per share respectively for a total value of $21,500 .

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2008, 36,885,757 shares of common stock were issued as a result of warrant conversions.

10.	STOCK OPTIONS AND WARRANTS

The Company has issued detachable warrants along with convertible notes throughout 2005 to obtain bridge financing. The estimated value of the warrants has been added to paid-in-capital and amortized to interest expense over the lives of the loans.

The Company has adopted SFAS 123(R) for the accounting of employee stock options issued during 2005. Therefore, the estimated value of the options issued is amortized to compensation expense over their requisite service periods.

Stock option and warrant transactions are summarized as of December 31, 2008 and 2007 as follows:

	Stock Options		Warrants
	December 31,		December 31,
	2008	2007	2008	2007
Outstanding - beginning of year	11,298,024	10,927,774	32,476,672	29,845,866
Granted	71,634,000	460,000	503,570,577	5,329,500
Exercised	-	44,875	93,861,853	-
Forfeited	4,806,365	44,875	27,609,286	2,698,694
Outstanding - end of period	78,125,659	11,298,024	414,576,110	32,476,672

The following table provides certain information with respect to the above-referenced stock options and warrants outstanding at December 31, 2008:

			Weighted	Weighted
	Number	Exercise	Average	Average
	Outstanding	Price Range	Exercise Price	Life in Years
Options	78,125,659	$0.03 - $0.56	$0.07	6.5
Warrants	414,576,110	$0.03 - $0.56	$0.03	4.6

The following table provides certain information with respect to the above-referenced stock options and warrants exercisable at December 31, 2008:

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Number	Exercise	Average	Average
	Exercisable	Price Range	Exercise Price	Life in Years
Options	31,839,624	$0.03 - $0.56	$0.11	5.8
Warrants	414,576,110	$0.03 - $0.56	$0.03	4.6

The estimated fair values at date of grant were $.15 to $.42 for the options granted above, using the Black-Scholes option valuation model with the following assumptions:

Expected life in years	3 – 8
Interest rate	2..23% - 6%
Volatility	0.01% - 5%
Dividend yield	0%

11.	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standard 157, “Fair Value Measurements” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We do not believe this new accounting standard will have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements (an amendment of ARB No. 51)”. SFAS 160 established accounting and reporting standards designed to improve the relevance, comparability and transparency of the financial statements. SFAS 160 requires that ownership interests in subsidiaries held by parties, other than the parent, to be clearly identified, labeled and presented in the consolidated balance sheet within the equity, but separate from the parent’s equity; net income attributable to the parent and the noncontrolling interests to be clearly identified and presented on the face of the consolidated statement of operations; changes in the parent’s ownership interest to be accounted for as equity transactions, if a subsidiary is deconsolidated and any noncontrolling equity investment to be measured at fair value; and that provide sufficient disclosures that clearly identify and distinguish between the interest of the parent and noncontrolling owners.  SFAS 160 is effective for fiscal years and interim periods beginning on or after December 15, 2008. We do not believe this new accounting standard will have a material impact on our financial condition or results of operations.

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which requires enhanced disclosures about an entity’s derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Since FAS 161 only provides for additional disclosure requirements, there will be no impact on our results of operations and financial position.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162"). This Standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. FAS 162 directs the hierarchy to the entity, rather than the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with generally accepted accounting principles. The Standard is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards. FAS 162 is not expected to have an impact on the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60 (SFAS 163).  This statement clarifies accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises.  SFAS 163 is effective for fiscal years and interim periods within those years, beginning after December 15, 2008.  Because we do not issue financial guarantee insurance contracts, we do not expect the adoption of this standard to have an effect on our financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This Staff Position is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Application of this FSP is not currently applicable to the Company as the Company has no intangible assets.

In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted Share-Based Payment Transactions are Participating Securities. This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method.

This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years.  All prior-period ESP data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP.  Early application is not permitted. We are currently evaluating the impact of adopting EITF 03-6-1 on our consolidated financial statements.

ADUROMED INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SUBSEQUENT EVENT

On January 2, 2009, the Company merged its wholly owned subsidiary, Aduromed Corporation into Aduromed Industries Inc. and changed its corporate name from Aduromed Industries Inc. to MedClean Technologies Inc.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the selling stockholders.  This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation.  Except where otherwise indicated, this Prospectus speaks as of the effective date of the Registration Statement.  Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

57,925,446
Shares of
Common Stock

MEDCLEAN TECHNOLOGIES, INC.

PROSPECTUS

September 25, 2009